Exhibit 99.1

Banco Santander Chile Management Commentary As of June 30, 2023

INDEPENDENT PROFESSIONAL REVIEW REPORT (A free translation from the original in Spanish) Santiago, July 28, 2023 To the Shareholders and Directors Banco Santander Chile We have reviewed the accompanying "Management Commentary" financial report presentation for the period of six months ended June 30 , 2023 of Banco Santander Chile and its subsidiaries, taken as a whole . In conjunction with this review, we have performed an interim review, in accordance with chilean generally accepted auditing standards applicable to an interim financial information, the interim consolidated financial statements of Banco Santander Chile and its subsidiaries as of and for the period ended June 30 , 2023 and 2022 and the related notes to the interim consolidated financial statements . In our auditor's report dated July 28 , 2023 , we expressed our conclusion on such interim consolidated financial statements and included an emphasis of matter paragraph referring to the scope of our review of the comparative financial information . Management Responsibility Management is responsible for the preparation and presentation of the "Management Commentary" of Banco Santander Chile and its subsidiaries in accordance with the standards and instructions of the Financial Market Commission (CMF), established in Chapter C - 2 of the Compendium of Accounting Standards for Banks . Responsibility of the professional Our review was conducted in accordance with the auditing standards established by the Chilean Association of Accountants . A review consists, mainly, in the application of analytical procedures, making inquiries with those persons responsible for financial and accounting matters . This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the "Management Commentary" . Consequently, we do not express such kind of opinion . "Management Commentary" contains non - financial information and non - accounting financial information such as operational information, commercial information, sustainability indicators, macroeconomic projections and others . While this information may provide additional elements for the analysis of the financial condition and results of operations of Banco Santander Chile and its subsidiaries, our review does not extend to such information .

Santiago, July 28, 2023 Banco Santander Chile 2 Conclusion Based on our review, we are not aware of any material modifications that would need to be made to the presentation of "Management Commentary" of Banco Santander Chile and its subsidiaries in order for such presentation : (i) is in accordance with the elements required by the rules and instructions of the Financial Market Commission (CMF) ; (ii) the historical financial amounts included in the presentation have been properly derived from the consolidated financial statements of Banco Santander Chile and its subsidiaries ; and (iii) the underlying information, determinations, estimates and assumptions of Banco Santander Chile and its subsidiaries are consistent with the basis used for the preparation of the financial information contained in such presentation . Fernando Orihuela B. RUT: 22.216.857 - 0

Important information Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : This document was approved for disclosure by the Bank’s Audit Committee on July 28 , 2023 . This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences . Please refer to our 2022 20 - F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Contents

Section 1: Key information 3
Section 2: Business environment..... 6
Section 3: Segment information 13
Section 4: Balance sheet and results 20
Section 5: Guidance 36
Section 6: Risks 37
Section 7: Credit risk ratings 50
Section 8: Stock Performance..... 51
Annex 1: Strategy and responsible banking 52
Annex 2: Balance sheet..... 73
Annex 3: Income Statement YTD 74
Annex 4: Quarterly results..... 74
Annex 5: Quarterly evolution of main ratios and other information 75

Section 1: Key information

Summary of results

3

ROAE 1 of 12 . 9 % in 6 M 23 2 , with a solid net contribution from business segments that increases 38 . 8% . As of June 30 , 2023 , net income attributable to reached Ch $ 262 , 870 million ( $ 1 . 39 per share and US $ 0 . 70 per ADR), decreasing 49 . 6 % compared to the same period last year (and with an ROAE of 12 . 9% . This lower result was mainly due to the impacts perceived in the NIM 3 produced by the deceleration of inflation and higher interest rates that reduced the return on assets in UF and increased the funding costs . The net contribution of our business segments continues to be very strong, increasing 38 . 8 % YoY 4 . Specifically, the Retail Banking segment increased 21 . 0 % YoY with total revenues increasing 20 . 8 % YoY . The net contribution of the Middle - market segment increased 38 . 0 % YoY, with an increase in total revenues of 21 . 6 % YoY . Finally, the net contribution of our Corporate and Investment Banking (SCIB) unit grew 84 . 5 % YoY, driven by a 53 . 0 % YoY increase in total revenues . Net income from fees increases 38 . 5 % in 6 M 23 , with the recurrence 5 ratio reaching 60 . 6% . Net commissions have followed a positive trajectory in recent years, strongly influenced by the increase in customers, both individuals and Small and Medium sized companies (SMEs), which have boosted the cross - selling of our products . During 2 Q 23 6 , net commissions increased 4 . 6 % QoQ 7 and 38 . 5 % YoY, with positive variations in all lines, but to a greater extent in card commissions, insurance brokerage, Getnet and others . Within this last item, commissions for financial advisory services are considered, which have increased in recent months due to good business from SCIB . Key financial information % Variation Dec - 22 Jun - 23 Balance Sheet (Ch$ million) 0.8% 68,164,604 68,681,981 Total assets 1.3% 38,871,708 39,362,284 Total gross loans 1 (5.8%) 14,086,226 13,272,010 Demand deposits 14.7% 12,978,790 14,892,389 Time deposits 1.0% 4,128,808 4,168,518 Total shareholders’ equity 1. Return on Average Equity. Annualized net income attributable to shareholders divided by average equity attributable to shareholders. 2. Six months accumulated as of June 30, 2023. 3. NIM: Net interest margin. Annualized net income from interest and readjustments divided by interest earning assets. 4. Year on year, the six months accumulated as of June 30, 2023 compared to the six months accumulated as of June 30, 2022. 5. Recurrence: Net fees divided by operating expenses. 6. Second quarter of 2023. 7. Current quarter compared with last quarter. 4

Income Statement (YTD[8])	Jun-23	Jun-22	% Variation
Net income from interest and readjustment	530,992	957,552	(44.5%)
Net fee and commission income	265,857	191,969	38.5%
Net financial results	162,338	99,256	63.6%
Total operating income[2]	967,701	1,252,458	(22.7%)
Operating expenses[3]	(438,968)	(474,516)	(7.5%)
Net operating income before credit loss expenses	528,733	777,942	(32.0%)
Credit loss expenses	(231,587)	(162,602)	42.4%
Net operating income before income tax	297,146	615,340	(51.7%)
Income attributable to shareholders	262,870	521,257	(49.6%)

1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income.
2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses

Key indicators (non-accounting financial information)

Profitability and efficiency	Jun-23	Jun-22	Variation bp
Net interest margin (NIM) [1]	2.1%	4.1%	(197)
Recurrencia[2]	60.6%	40.5%	2,011
Efficiency ratio[3]	45.4%	37.9%	748
Return on avg. equity[4]	12.9%	28.7%	(1,583)
Return on avg. assets[5]	0.8%	1.6%	(87)
Return on RWA[6]	1.4%	2.8%	(144)
Asset quality ratios (%)	**Jun-23**	**Jun-22**	**Variation bp**
NPL ratio[7]	2.1%	1.5%	67
Coverage of NPLs ratio [8]	165.0%	227.8%	(6,280)
Cost of credit[9]	1.19%	0.87%	33
Capital indicators	**Jun-23**	**Dec-22**	**Variation**
Risk-weighted assets	38,781,025	38,026,916	2.0%
Common Equity	4,247,994	4,212,916	0.8%
Regulatory capital	6,792,358	6,759,047	0.5%
Core capital ratio[10]	11.0%	11.1%	(12)
Tier I ratio[11]	1.9%	2.1%	(11)
Tier II ratio[12]	4.6%	4.6%	(2)
BIS ratio[13]	17.5%	17.8%	(26)
Clients and service channels	**Jun-23**	**Jun-22**	**Variation %**
Total clients[14]	3,737,056	4,028,551	(7.2%)
Active clients	2,186,435	2,081,909	5.0%
Loyal clients[15]	835,886	815,627	2.5%
Digital clients[16]	1,979,248	1,964,191	0.8%
Branches	260	310	(16.1%)

[8]. Year-to-date

5

Employees	9,162	9,541	(4.0%)

Market capitalization (YTD)	Jun-23	Jun-22	Variation %
Net income per share (Ch$)	1.39	2.77	(49.6%)
Net income per ADR (US$)	0.70	1.20	(41.9%)
Stock price (Ch$/per share)	37.94	37.05	2.4%
ADR price (US$ per share)	18.85	16.29	15.7%
Market capitalization (US$mn)	8,895	7,750	14.8%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2. Recurrence: Net fees divided by operating expenses.
3. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
5. Accumulated Shareholders' net income annualized, divided by annual average assets.
6. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
7. Capital + future interest of all loans 90 days or more overdue divided by total loans.
8. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$293,000 million of additional provisions.
9. Provision expense annualized divided by average loans.
10. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
11. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
13. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
14. Total clients decreased 7.2% YoY due to the Bank closing accounts with no activity. Clientes totales cayeron 7,2% debido a que el Banco está cerrando las cuentas sin actividad.
15. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
16. Clients that use our digital clients at least once a month.

Section 2: Business environment

Competitive position

Market share[1]	Santander	Ranking among peers[2]
Total loans	17.3%	1
Commercial loans	14.5%	3
Mortgage loans	21.1%	1
Consumer loans	19.4%	1
Demand deposits	21.0%	2
Time deposits	13.5%	4
Current accounts (#)	27.5%	1
Credit card purchases ($)	23.2%	1
Branches (#)	17.4%	2
Employees (#)	15.7%	3
Indicators[1]	May 2023	

6

7 4 45.5% Efficiency ratio 4 15.2% ROAE (12M average) 6 0.9% ROAA . Source: FMC, as of May 2023, current accounts, credit card purchases (last 12 months), branches and employees as of April 2023. Peers: Banco de Chile, BCI, Banco Estado, Itaú y Scotiabank We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard) . We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country . We offer unique transaction capabilities to clients through our 260 branches and digital platforms . Our headquarters are in Santiago, and we operate in every major region of Chile . Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products . In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance . Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A 2 rating from Moody's, A - from Standard and Poor's, A+ from Japan Credit Rating Agency, AA - from HR Ratings and A from KBRA . All our ratings as of the date of this report have a Stable Outlook . As of June 30 , 2023 , we had total assets of Ch $ 68 , 681 , 981 million (U . S . $ 85 , 752 million), outstanding loans (including interbank loans) at amortized cost, net of allowances for loan losses of Ch $ 38 , 149 million (U . S . $ 47 , 783 million), total deposits of Ch $ 28 , 164 , 399 million (U . S . $ 35 , 164 million) and shareholders’ equity of Ch $ 4 , 168 , 518 million (U . S . $ 5 , 205 million) . The BIS capital ratio as of June 30 , 2023 , was 17 . 5% , with a core capital ratio of 11 . 0% . As of June 30 , 2023 Santander Chile employed 9 , 162 people and has 260 branches throughout Chile . For more information on the constitution of our business please see Section 2 of our Management Commentary for 1 Q 22 . Operating environment All of our operations and substantially all of our customers are located in Chile . Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile . Domestic demand in Chile continues to weaken . The non - mining sectors have fallen significantly, revealing a persistent weakening of consumption and a slowdown in investment . Going forward, we estimate that spending will continue to lose strength in the face of tight financial conditions . For this reason, we corrected downward the estimate for growth for the year to - 1 . 0% , below the range of the last Monetary Policy Report of the Chilean Central Bank . In 2024 we would return to the trend . The labor market remains weak . Almost zero job creation and destruction of private salaried jobs account for the loss of dynamism in the labor market . The outlook is for this to continue as labor demand has continued to contract . For the same reason, unemployment could rise more in the coming months, exceeding 8% .

CPI (12 months)
15
10
5
0
Jun20
Oct20
Feb21
Jun21
Oct21
Feb22
Jun22
Oct22
Feb23
Jun23

Global inflation continues to drop in the main markets given the normalization of commodity prices. However, underlying components remain elevated. At the local level, the CPI for June (-0.2% MoM) surprised on the downside, marking a significant setback in its annual variation (7.6% YoY vs. 8.7% in May) with prices falling jn a generalized manner. Going forward, prices will continue to moderate so that the annual variation of the CPI will close 2023 somewhat below 4%, almost in line with the tolerance range of the Central Bank.

The UF variation in 2Q23 was 1.4% (1.3% in 1Q23) and we expect a strong drop this year with a UF variation of 4.3% compared to the variation of 13.3% in 2022.

The dollar has remained around $800, but with ups and downs. Following the announcement by the Central Bank of the dollar purchase program for US$ 10 billion at one year in mid-June, the exchange rate tended to depreciate temporarily. Towards the end of 2023, we maintain our forecast of a range between $810 and $820 for the exchange rate, based on a dollar that could appreciate somewhat globally if the Fed follows the announced course of action and the price of copper corrects somewhat downwards in line with a greater weakness of the Chinese economy. However, there are no reasons for large deviations of the currency from its current value.



MPR
12
10
8
6
4
2
0
Jun21
Sep21
Dec21
Mar22
Jun22
Sep22
Dec22
Mar23
Jun23

The monetary policy rate (MPR) reached its maximum of 11.25% in October 2022 and the Central Bank has maintained that level since then, but we already see an imminent start of rate cuts. Although in its last meeting the Council of the Central Bank maintained the MPR at 11.25%, the decision had two minority votes that opted for a cut of 50 bp. It is highly probable that the start of monetary normalization will begin at the Monetary Policy Meeting in July, with a cut of at least 50 bp. All in all, we expect the MPR to close 2023 at 7.25%.

Summary of economic estimates:

	2020	2021	2022	2023 (E)	2024 (E)
National accounts					
GDP (real var. % YoY)	(6.1%)	11.7%	2.4%	(1.0%)	2.0%
Internal demand (real var. % YoY)	(9.4%)	21.7%	2.3%	(6.0%)	2.8%
Total consumption (real var. % YoY)	(6.6%)	19.3%	3.1%	(3.6%)	0.4%
Private consumption (real var. % YoY)	(7.4%)	20.8%	2.9%	(5.5%)	0.4%
Public consumption (real var. % YoY)	(3.5%)	13.8%	4.1%	5.0%	0.5%
Gross fixed capital formation. (Real var. % YoY)	(10.8%)	15.7%	2.8%	(4.0%)	(0.3%)
Exports (real var. % YoY)	(0.9%)	-1.4%	1.4%	1.1%	1.1%
Imports (real var. % YoY	(12.3%)	31.8%	0.9%	(13.0%)	3.7%
Currency and Exchange Market					
CPI Inflation	3.0%	7.2%	12.6%	3.9%	3.0%
UF Inflation	2.7%	6.6%	13.3%	4.3%	3.0%
CLP/US$ exchange rate (year's exercise)	711	852	875	820	830
Monetary policy rate (year's exercise, %)	0.5%	4.0%	11.25%	7.25%	3.75%

8

9 Labor market 7.5% 8.0% 7.9% 7.2% 10.3% Unemployment (%) Fiscal policy 3.5% 0.1% (24.0%) 31.6% 11.0% Public expenditure (real var. % YoY) (3.2%) (3.0%) 1.3% (7.7%) (7.3%) Central Government balance (% GDP) (E) Banco Santander Chile estimates. Constitutional Convention After the referendum was held in September 2022 that resulted in the rejection by voters of the proposed constitution, a new political agreement to start a new constitutional process was announced in December 2022 and approved in January 2023 . The new constitutional agreement includes a defined framework of main ideas that the new constitution should include . This has led to a moderation of internal political uncertainty . There will be a Constitutional council of 50 people plus indigenous representatives, an expert commission of 24 people and a technical commission of 14 people . Both commissions were appointed by the Senate and the Lower house . The timeline of the new constitutional process started in January, with the appointment of the expert committees . Then on May 7 , the council was elected and the new text is expected to be ready by November 2023 . Finally, there will be a referendum with mandatory participation on December 17 , 2023 , to accept or reject this new draft .

Tax reform The Chilean Finance Ministry presented a tax reform proposal that was presented to Congress in July 2022 , but raised several criticism and doubts from both the private and the political sectors, in particular, regarding to those aspects that could impact the country`s competitiveness and investment levels . The proposed reform was rejected on March 2023 . The proposal was based on four legislative initiatives : (i) Restructure income tax system : introduce a semi - dual system for corporate income tax to further de - coupling the taxation of companies from the taxation of shareholders ; increase the tax rates for higher income individuals ; introduce a new wealth tax and a new capital income regime (ii) Reducing tax exemptions : elimination of loopholes that facilitates tax avoidance and strength ability to combat tax evasion ; (iii) Mining royalty : a two - component tax considering a basic ad - valorem tax and profitability tax with higher sliding - scale rates for copper producers ; and (iv) Corrective taxes : to foster ESG programs and regional development . The government expected to collect US $ 12 , 000 million ( 4 . 1 % of GDP) with this reform to fund social expenditure . After the rejection of the proposal, the discussion of the reform focused on the mining royalty, where a new tax project for mining was proposed, which was approved in mid - May 2023 . In general, the project establishes a new tax scheme for mining operators that produce more than 50 , 000 metric tons of fine copper per year that considers a 1 % ad - valorem tax on annual copper sales, and a component on the mining margin with rates between 8 % and 26 % according to operating margin . A maximum potential tax burden was set between 45 . 5 % and 46 . 5 % depending on the volume of production . This new tax structure will come into effect as of 2024 and, under the regime, it expects to collect 0 . 45 % of GDP (equivalent to approximately US $ 1 . 35 billion), of which US $ 450 million will be distributed directly to promote the productive development of regions and districts throughout the country . 10

11 Pension reform In November 2022 , the Chilean government presented a new bill for pension reform to Congress . The new proposal creates a Mixed Pension System, maintains the individual capitalization system and complements it with a contributory pillar with social security logic . The 6 % additional contribution charged to the employer is allocated to social security, whose benefits are distributed among pensioners using social security criteria, better diversifying idiosyncratic risks among people . Also, a new institutional structure is created where public and private entities coexist . The Executive has proposed the creation of the Autonomous Pension Administrator, which will be in charge of the collection of individual and social security contributions, pension payments and other operational functions . In addition, there will be a public institution that, together with private institutions, will take charge of the financial management of the pension funds . People will have the right to choose which type of institution invests the individual capitalization savings . Additionally, all pensions will be paid out as annuities and the programmed withdrawal option will be eliminated . Lastly, the Universal Guaranteed Monthly Pension (PGU) will be increased to Ch $ 250 , 000 /month (US $ 300 ) . This bill has yet to be approved by Congress . Interchange fees In February 2023 the Committee for the Fixing of the Interchange Rate limits proposed new limits to the interchange fees . These were approved in April 2023 , and their implementation will be gradual . In 18 months (Nov - 24) In 6 months (Nov - 23) Current rate Type of card 0.35% 0.5% 0.6% Debit 0.80% 1.14% 1.48% Credit 0.80% 0.94% 1.04% Prepaid New Fogape Apoya Chile (Fogape Support Chile) New state guarantees for micro, small and medium companies for working capital, investment and refinancing of debt . This program is available until December 31 , 2023 and could potentially support up to 60 thousand companies who are in vulnerable sectors such as tourism, cultural activities, agriculture and construction . New Fogaes The Fogaes Law involves an initial fiscal contribution of 50 million dollars and is made up of two programs that will last 12 months : the Housing Support guarantee program and the construction support program . The Housing Support program is intended to facilitate access to mortgage loans to buy a home for the first time . This program establishes that financial institutions can provision between 80 % and 90 % of the value of the home with the same parameter used for 80 % of the value . With the above, it aims to reduce the cost of financing granted by the financial institution .

12 The Fogaes Construction Support program is intended to support access to financing for companies in the real estate and construction sectors. The requirements to access the construction support program are: ● Have annual sales over UF100,000 and up to UF1,000,000. ● Have at least one transfer corresponding to an activity on the list defined in the regulations. Regulation and supervision In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with regulated non - banking financial institutions, such as Cooperatives, accept time deposits . The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank . Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded . For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22 . For more information on the General Banking Law click here . For more information about the FMC, see the following website: www.cmfchile.cl For more information on the Central Bank, see the following website: www.bcentral.cl

45% 70% 7% 27% Section 3: Segment information Segment information is based on financial information presented to upper management and the Board . The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents . The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision - making . The Bank's operating segments reflect the organizational and management structures . Top management reviews internal information based on these segments to assess performance and allocate resources . Description of segments Banca Retail (Individuals and SMEs) This segment consists of individuals and small to medium - sized entities (SMEs) with annual sales less than Ch $ 3 , 000 million (U . S . $ 3 . 75 million) . This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage . Additionally, the SME clients are offered government - guaranteed loans, foreign trade services, leasing and factoring . Middle - market This segment serves companies and large corporations with annual sales exceeding Ch $ 3 , 000 million (U . S . $ 3 . 75 million) . It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch $ 800 million (U . S . $ 1 . 0 million) with no upper limit . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage . Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans . Corporate Investment Banking (CIB) This segment consists of foreign and domestic multinational companies with sales over Ch $ 10 , 000 million (U . S . $ 12 . 5 million) . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage and insurance brokerage . This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle - market segment and Corporate Investment Banking . These include products such as foreign exchange services, derivatives, securitization and other tailor - made products . The Treasury Division may act as broker to transactions and manages the Bank’s trading fixed income portfolio . Corporate activities (“Other”) This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk, liquidity risk and capital levels . Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available - for - sale portfolio . This segment also manages capital allocation by unit . These activities, with the exception of our inflation gap, usually result in a negative contribution to income . In addition, Corporate Activities encompasses all the intra - segment income and all the activities not assigned to a given segment or product with customers . Results by segment Accounting financial information As of June 30, 2023 22% 28% % of loans % of net results from operating segments 13

(Ch$ million)	Retail Banking	Middle market	CIB	Total Business sub-segments	Corporate activities	Total
Net interest income[1]	671,624	233,242	125,740	1,030,606	(499,614)	530,992
Change YoY	18.5%	22.8%	76.9%	24.5%	(485.4%)	(44.5%)
Net fee and commission income	191,057	32,324	25,062	248,443	17,414	265,856
Change YoY	29.3%	7.1%	54.1%	27.9%	(869.2%)	38.5%
Total financial transactions, net	21,286	14,478	99,055	134,820	27,518	162,338
Change YoY	25.9%	42.5%	30.5%	30.9%	(837.2%)	63.6%
Core revenues	**883,967**	**280,044**	**249,858**	**1,413,869**	**(454,682)**	**959,186**
Change YoY	**20.8%**	**21.6%**	**53.0%**	**25.7%**	**(467.7%)**	**(23.2%)**
Provision for loan losses	(218,893)	(15,550)	2,372	(232,071)	484	(231,587)
Change YoY	57.4%	(35.4%)	(131.1%)	35.9%	(94.1%)	42.4%
Net operating profit from business segments	665,074	264,494	252,230	1,181,798	(454,198)	727,600
Change YoY	12.2%	28.3%	62.0%	23.8%	(444.5%)	(33.0%)
Operating expenses[2]	(327,052)	(52,173)	(45,086)	(424,311)	(7,195)	(431,505)
Change YoY	4.5%	(0.1%)	3.9%	3.8%	(13.2%)	3.5%
Net contribution from business segments	338,022	212,321	207,144	757,487	(461,393)	296,094
Change YoY	21.0%	38.0%	84.5%	38.8%	(473.4%)	(55.8%)

1. Includes net income from interest and readjustments.
2. Includes personnel expenses, administrative expenses and depreciation.

14

Retail banking:

Accounting financial information

ACTIVITY

Ch$ million	Jun-23	Jun-23/ Dec-22	QoQ
Loans	27,735,967	2.4%	1.3%
Deposits	13,728,549	1.3%	1.1%

RESULTS

Ch$ million	Jun-23	YoY	2Q23	QoQ
Net income from interest and readjustments	671,624	18.5%	341,174	3.2%
Fees	191,057	29.3%	96,037	1.1%
Financial transactions	21,286	25.9%	11,062	8.2%
Total income	**883,967**	**20.8%**	**448,273**	**2.9%**
Provisions	(218,893)	57.4%	(105,818)	(6.4%)
Net operating income	**665,074**	**12.2%**	**342,455**	**2.9%**
Expenses	(327,052)	4.5%	(168,098)	5.8%
Net contribution	**338,022**	**21.0%**	**174,357**	**6.5%**

LOANS COMPOSITION


Middle income
19%
Mass income
0.5%
SMEs
13%
High
income
68%

Business activity:

Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers with the highest levels of client service and through an efficient and productive phygital distribution strategy. 78% of loans to individuals go to high-middle income earners, yet the Bank has an innovative strategy for mass income.

Santander Life continues to be the main contributor in new client growth due to the success of the Meritolife program of this product and the digital onboarding process of current account openings. Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

15

16 Also, with the objective on continuing to our commitment on financial inclusion, we launched “Más Lucas” the first 100 % digital on - boarding interest - bearing sight and savings account for the mass market . This product does not charge any maintenance or transaction fees, on the other hand, the sight account pays a fixed rate on a monthly basis in respect to the balance maintained in the account . Retail Banking loans grew 2 . 4 % YTD and 1 . 3 % compared to the previous quarter . Mortgage loans continued to increase 2 . 4 % QoQ, driven by the increase in the value of the UF (which increased 1 . 4 % QoQ), while the origination of new mortgages is very low as a result of high rates and high inflation . Credit cards and other consumer loans increased 2 . 1 % and 1 . 5 % respectively in the quarter . The foregoing is offset by a drop in loans to SMEs and car loans . On the other hand, total deposits in this segment increased 1 . 3 % compared to December 31 , 2022 , and 1 . 1 % QoQ due to the greater growth in time deposits despite demand deposits continuing to decrease after the excess liquidity following the strong inflow during the pandemic due to state aid and withdrawals from pension funds, as well as the switch to higher yielding time deposits . Results: The net contribution of retail banking increased 21 . 0 % YoY . The margin increased 18 . 5 % YoY due to a better mix of funding and loan growth . Fees in this segment increased strongly by 29 . 3 % YoY, driven by card fees due to greater usage and the increase in the client base, as well as the fees generated by Getnet . Provisions increased 57 . 4 % YoY, without including additional provisions, due to the growth of the portfolio in the year, slowing economic growth and the normalization of asset quality of our retail loans after historically low levels of non - performing loans due to the increase in liquidity of our clients in recent periods . Operating costs increased in a controlled manner by 4 . 5 % YoY as the Bank continues its digital transformation, generating greater operating efficiencies . Compared to 1 Q 23 , the net contribution of retail banking increased 6 . 5 % QoQ . The margin increased by 3 . 2 % QoQ mainly due to the higher spreads earned on demand deposits . Commissions in this segment increased 1 . 1 % in the quarter, as a consequence of greater card fees, the consolidation of Getnet and greater fees generated by insurance brokerage . Provisions decreased 6 . 4 % QoQ mainly due to the decrease in the SME portfolio and the recovery of individual and SME loans during the quarter . The operating costs increased 5 . 8 % QoQ, mainly due to greater personnel expenses due to seasonal factors in 1 Q 23 . Middle market ACTIVITY QoQ Jun - 23/ Dec - 22 Jun - 23 Ch$ million 0.2% (0.8%) 8,571,668 Loans (4.5%) (3.6%) 5,890,315 Deposits Accounting financial information RESULTS QoQ 2Q23 YoY Jun - 23 Ch$ million (1.9%) 115,505 22.8% 233,242 Net income from interest and readjustments

17 (7.9%) 15,496 7.1% 32,324 Fees (13.4%) 6,721 42.5% 14,478 Financial transactions (3.2%) 137,722 21.6% 280,044 Total income 94.1% (10,262) (35.4%) (15,550) Provisions (12.0%) 127,460 28.3% 264,494 Net operating income 5.8% (26,580) (0.1%) (52,173) Expenses (9.5%) 100,880 38.0% 212,321 Net contribution Business activity: The loan portfolio of this segment decreased 0 . 8 % YTD, driven by lower economic activity added to the appreciation of the Chilean Peso affecting the loans denominate in US $ . During the quarter the portfolio increased 0 . 2 % QoQ, driven mainly by positive translation gains from loans denominated in UF . Deposits decreased 3 . 6 % YTD and 4 . 5 % QoQ due to the high liquidity levels that these customers had in 2021 which has now almost totally drained in 2023 . The main strategic objective of this segment is to focus on the client's total profitability, in lending and non - lending activities . Green financing has also been a focus, with Ch $ 114 billion in green loans disbursed in the first semester of 2023 . Results: Net contribution from the Middle Market increased 38 . 0 % YoY, with an increase in total revenues of 21 . 6 % due to a 22 . 8 % growth in net interest income as a result of a better loan and deposit spread and volume growth . Additionally, commissions increased by 7 . 1 % in line with the greater activity of clients in payments and foreign trade, as well as leasing, factoring and structuring of operations . Provisions in this segment decreased 35 . 4 % YoY due to higher risk in sectors such as construction during 2022 that were eliminated from the portfolio . Expenses remained stable with a slight decrease of 0 . 1 % mainly due to efficiencies generated by technological projects, as well at the appreciation of the Chilean peso in 6 M 23 . In the quarter, the net contribution of Middle Market decreased 9 . 5 % QoQ, due to a greater provision expense of 94 . 1 % QoQ because of a release of provisions for real estate projects in 1 Q 23 that have been recovered as the bank has finished their construction (around 10 projects), which was not repeated in 2 Q 23 . Operating expenses also increased 5 . 8 % QoQ due to seasonality in 1 Q 23 which led to lower personnel expenses compared to 2 Q 23 . Corporate Investment Banking (CIB): Accounting financial information RESULTS QoQ 2Q23 YoY Jun - 23 Ch$ million 1.1% 63,204 76.9% 125,740 Net income from interest and readjustments 13.8% 13,340 54.1% 25,062 Fees (25.4%) 42,335 30.5% 99,055 Financial transactions (9.2%) 118,880 53.0% 249,858 Total income -- % 956 -- % 2,372 Provisions (36.6%) 119,836 62.0% 252,230 Net operating income (0.5%) (22,489) 3.9% (45,086) Expenses

18 (11.3%) 97,347 84.5% 207,144 Net contribution ACTIVITY QoQ Jun - 23/ Dec - 22 Jun - 23 Ch$ million (1.4%) (2.5%) 2,903,141 Loans (0.6%) 12.5% 7,465,218 Deposits Business activity: Demand for loans in the SCIB segment decreased 2 . 5 % YTD and 1 . 4 % QoQ due to less demand for factoring, foreign trade loans and leasing . Deposits increased 12 . 5 % YTD due to higher demand for time deposits in CLP considering higher rates . Compared to 1 Q 23 , deposits fell slightly by 0 . 6 % mainly to a decrease in demand deposits fell . Results: Total income from this segment increased 84 . 5 % YoY Net income from interest and readjustments increased 76 . 9 % YoY due to the increase in loans compared to June 2022 , particularly foreign trade, and a better margin from its financing sources due to the increase in current account balances . Also noteworthy is the year - on - year increase in fees of 54 . 1 % due to a better performance from financial advisory and financial brokerage and also greater customer treasury income of 30 . 5 % YoY in line with this segment ǲ s focus on non - lending income . Regarding provisions, during the quarter there was a release in provisions due to the increase in loans with good payment behavior and a decrease in non - performing loans . Expenses increased 3 . 9 % YoY mainly due to depreciation of the Chilean peso compared to 4 Q 22 , reducing expenses in technology . Compared to 1 Q 22 , expenses increased 6 . 2 % due to higher amortization of technology and administrative costs . In the quarter, SCIB's net contribution fell 11 . 3 % QoQ due to lower revenues from financial transactions as 1 Q 23 was very strong . On the other hand, in 2 Q 23 not as many provisions were released as in 1 Q 23 . Corporate center/ Financial Management: Accounting financial information : ACTIVITY QoQ Jun - 23/ Dec - 22 Jun - 23 Ch$ million (33.8%) (74.3%) 28,888 Loans 31.8% 4.1% 1,080,317 Deposits RESULTS QoQ 2Q23 YoY Jun - 23 Ch$ million 13.7% (265,771) -- % (499,613) Net income from interest and readjustments 73.6% 11,049 -- % 17,414 Fees

19 830.3% 24,847 -- % 27,518 Financial transactions 2.3% (229,875) -- % (454,681) Total income -- % (2,214) (94.1%) 484 Provisions 5.8% (232,089) -- % (454,197) Net operating income 10.7% (3,781) (13.2%) (7,195) Expenses 4.6% (235,870) -- % (461,392) Net contribution Results: The Bank's results from corporate activities and ALM contributed with a loss of Ch $ - 461 billion to results in the six - month period ended June 30 , 2023 . This was mainly due to a lower margin . During the period we received lower income from interest and readjustments due to an increase in the cost of funding managed by the ALCO due to the increase in short - term rates and the lower carry earned over the held to collect investment portfolio . The held to collect portfolio mainly includes Central Bank bonds held as collateral by the Central Bank against the FCIC financing lines that were offered to banks during the pandemic to keep loan growth flowing . Both the collateral and the FCIC lines come due in 2024 . Compared to 1 Q 23 , the net loss of the corporate center increased 4 . 6 % QoQ as the high rates and lower inflation continued to pressure our margins in the quarter .

Section 4: Balance sheet and results

Balance sheet

Loan growth led by consumer loans

Total loans increased 0.6% QoQ and 1.3% YTD, mainly driven by the retail segment, by mortgage loans and consumer loans (credit cards).

Approximately 59% of our loan portfolio is indexed to inflation through the UF, the majority of which are mortgage loans and around 40% of commercial loans. Regarding in loans in foreign currency, around 20% of our commercial loan portfolio is denominated in foreign currency, mainly US dollars, especially in the Middle Market and CIB segment.

Loans by segment:

Accounting financial information

		YTD		Var %	
(Ch$ million)	Jun-23	Mar-23	Dec-22	Jun-23/Dec-22	Jun-23/Mar-23
Consumer loans	**5,411,860**	**5,340,598**	**5,282,812**	**2.4%**	**1.3%**
Santander Consumer (auto)	889,836	895,226	887,555	0.3%	(0.6%)
Credit Cards	1,596,061	1,563,942	1,544,176	3.4%	2.1%
Other consumer loans	2,925,962	2,881,429	2,851,081	2.6%	1.6%
Residential mortgage loans	16,407,125	16,029,868	15,729,009	4.3%	2.4%
SME	**3,556,013**	**3,576,108**	**3,688,979**	**(3.6%)**	**(0.6%)**
Retail banking[1]	**27,735,967**	**27,368,553**	**27,081,897**	**2.4%**	**1.3%**
Middle-market	8,571,668	8,555,611	8,641,652	(0.8%)	0.2%
Corporate Investment banking (CIB)	2,903,141	2,943,347	2,978,420	(2.5%)	(1.4%)
Others[2]	151,507	250,398	169,739	(10.7%)	(39.5%)
Total loans[3 4]	**39,362,283**	**39,117,909**	**38,871,708**	**1.3%**	**0.6%**

1. Includes consumer loans, residential mortgage loans, SME loans and other commercial loans to individuals at amortized cost. See note 13 of the financial statements
2. Others includes other non-segmented loans and interbank loans. See note 6 of the financial statements.
3. Total gross loans at amortized cost.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Loans from the CIB segment decreased 2.5% YTD and 1.4% QoQ influenced by lower conversion gains caused by the appreciation of the peso in 2023 compared to the end of 2022 (5.7 %) and, on the other hand, because in 2022 several successful large short-term loan operations were carried out.

The Middle market segment's loan portfolio slightly increased 0.2% QoQ, mainly driven by positive translation gains on UF-denominated loans, and fell 0.8% since December 31, 2022 affected by the translation loss of dollar-denominated loans as described above because the peso appreciated in 2023.

Retail banking loans grew 1.3% QoQ and 2.4% from December 31, 2022. Consumer loans increased 1.3% QoQ and 2.4% from December 31, 2022. This it was driven by a 2.1% QoQ increase in credit cards.

20

Between the end of 2019 and 2021 credit card loans decreased 7 . 0 % as clients reduced large purchases such as travel and hotels which fuels credit card loans . At the same time many clients paid off credit card debt with the liquidity obtained from government transfers and pension fund withdrawals . At the end of 2022 , as household liquidity levels returned to normal and holiday travel resumed credit card loans began to grow again, increasing is total balance compared to pre pandemic levels . Origination of new mortgage loans has fallen as inflation and rates remain high, therefore the mortgage portfolio growth of 2 . 4 % QoQ and 4 . 3 % from December 31 , 2022 is due to the indexation of this loan book to the UF, growing slightly above the value of the UF . As for SMEs, the demand for new loans remains moderate after a strong increase in 2020 and 2021 for the Fogape and Fogape Reactiva loan programs . Given the above, the SME segment loan book decreased 0 . 6 % QoQ and 3 . 6 % from December 31 , 2022 as SMEs repaid FOGAPE loans . A new FOGAES program was launched by the government in April, in which the bank is participating . The programs objective is to support families in obtaining a mortgage loan for the purchase of their first home, and to support access to financing companies in the real estate and construction sectors . Also for 2023 , the government announced a new Fogape scheme to provide state guarantees to reactivate lending to micro and small and medium companies . 21

22 Financial investments Financial investments: Accounting financial information Var % YTD Jun - 23/Mar - 23 Jun - 23/Dec - 22 Dec - 22 Mar - 23 Jun - 23 (Ch$ million) (10.7%) (18.2%) 154,046 141,090 125,989 Financial assets held for trading at fair value through profit or loss (Trading) 6.6% 15.8% 6,023,039 6,542,873 6,975,961 Financial assets at fair value through other comprehensive income (Available for sale) 0.6% (1.7%) 4,867,591 4,755,740 4,784,584 Financial assets at amortised cost (Held - to - maturity) 3.9% 7.6% 11,044,677 11,439,703 11,886,534 Total During the quarter, the Bank has continued to buy promissory notes from the Central Bank, taking advantage of the rise in short - term rates to improve the profitability of the investment portfolio . This explains the 3 . 9 % QoQ rise in our financial investment portfolio . It is important to point out that our financial investment portfolio is only comprised of HQLA such as Central Bank bonds and notes, Chile sovereign bonds and U . S . treasuries . Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral . The instruments used as collateral for the Central Bank lines have been highly rated loans and Central Bank bonds . As a result of these factors, in 2021 , in Chilean GAAP and in line with IAS 39 , the Bank reclassified Ch $ 4 . 7 billion of assets available for sale (AFS) to the investment portfolio Held to Maturity (HTM) . The instruments included as HTM are being used as collateral for the Central Bank Credit Lines with similar maturity . Currently the Bank has around 80 % of the collaterals required in Central Bank bonds, higher than the industry average which is 50% . In the unlikely case that the Bank should need more liquidity, the Central Bank has the Permanent Liquidity Facility where we can sell these instruments at market value . The market value of this portfolio is Ch $ 4 , 512 , 977 .

23 Total deposits increase 3.8% QoQ as the Bank takes advantage of the inverted yield curve Funding: Accounting financial information Var. % YTD Jun - 23/Mar - 23 Jun - 23/Dec - 22 Dec - 22 Mar - 23 Jun - 23 (Ch$ million) (3.9%) (5.8%) 14,086,226 13,806,513 13,272,010 Demand deposits 4.4% 14.7% 12,978,790 14,265,830 14,892,389 Time deposits 0.3% 4.1% 27,065,016 28,072,343 28,164,399 Total Deposits 5.0% 9.6% 8,162,924 8,522,116 8,946,382 Mutual Funds brokered 1 2.6% 5.0% 9,490,009 9,705,280 9,961,573 Bonds 2 2.4% 3.6% 5,584,090 5,650,383 5,787,121 Central Bank lines 175.2% 182.3% 153.3% Liquidity coverage ratio 3 116.0% 113.2% 105.5% Net stable funding ratio 3 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure does not form part of the Consolidated Financial Statements of the Bank. 2. Includes regulatory capital financial instruments (AT1 and Tier 2). 3. Calculated according to Chilean regulations. The last Central Bank hike was in October 2022 where the monetary policy rate (MPR) reached 11 . 25 % probably concluding the cycle of increases and maintaining that level since . This rate increase and maintained at this high level has a direct impact on our funding mix . The Bank's total deposits increased 0 . 3 % QoQ and 4 . 1 % since December 31 , 2022 . The increase was driven by time deposits that increased 4 . 4 % QoQ and 14 . 7 % YTD mainly in the CIB segment, due to the fact that the increase in rates led our clients to switch to more attractive deposits explaining the decrease of 3 . 9 % QoQ and 5 . 8 % YTD of demand deposits . Bonds increased 2 . 6 % QoQ and 5 . 0 % YTD . During 6 M 23 , the Bank has issued bonds for UF 1 . 7 million and Ch $ 383 , 150 million US $ 30 million and JPY 17 , 500 million, taking advantage of attractive opportunities in the various fixed income markets locally and abroad . The Bank’s Liquidity Coverage Ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows as of June 30 , 2023 was 153 . 3% , well above the minimum . At the same date, the Bank’s Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 108 . 5% , also well above the current legal minimum set for this ratio . Total equity increases 6.3% QoQ Equity: Accounting financial information Var. % YTD Jun - 23/Mar - 23 Jun - 23/Dice22 Dec - 22 Mar - 23 Jun - 23 (Ch$ million) 0.0% 0.0% 891,303 891,303 891,303 Capital

24 10.7% 10.7% 2,815,170 2,815,170 3,115,239 Reserves (74.6%) (66.5%) (167,147) (220,237) (56,041) Valuation adjustment Retained Earnings: (95.4%) 36.3% 28,339 836,990 38,618 Retained earnings prior periods 93.7% (67.5%) 808,651 135,683 262,870 Income for the period (84.5%) (66.3%) (247,508) (538,233) (83,471) Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments 6.3% 1.0% 4,128,808 3,920,676 4,168,518 Equity attributable to equity holders of the Bank 5.1% 8.9% 109,564 113,615 119,365 Non - controlling interest 6.3% 1.2% 4,238,372 4,034,291 4,287,883 Total Equity Total equity reached Ch $ 4 , 287 , 883 million as of June 30 , 2023 , an increase of 6 . 3 % QoQ and 1 . 2 % YTD, mainly due to a lower loss of the valuation accounts, decreasing 74 . 6 % QoQ due to a better result from the inflation hedges and the breakeven level descended . This was compensated by the approval of the payment of the dividend at the annual shareholders’ meeting in April where the distribution of 60 % of 2022 earnings was agreed .

25 CET1 reaches 11.0% and ROE of 12.9% in 6M23 Capital adequacy and ROAE: Non - accounting financial information Var. % YTD Jun - 23/Mar - 23 Jun - 23/Dec - 22 Dec - 22 Mar - 23 Jun - 23 (Ch$ million) 5.8% 0.8% 4,212,916 4,015,590 4,247,993 Core Capital (CET1) 0.9% (3.7%) 780,382 744,073 750,900 AT1 5.0% 0.1% 4,993,298 4,759,663 4,998,893 Tier I 1.5% 1.5% 1,765,749 1,767,221 1,793,465 Tier II 4.1% 0.5% 6,759,047 6,526,885 6,792,358 Regulatory capital (0.8%) (2.7%) 5,554,604 5,444,649 5,402,020 Market risk weighted assets 2.4% 8.8% 4,070,594 4,324,669 4,430,117 Operational risk weighted assets 1.2% 1.9% 28,401,718 28,617,629 28,948,888 Credit risk weighted assets 1.0% 2.0% 38,026,916 38,386,948 38,781,025 Risk weighted assets 11.1% 10.5% 11.0% Core Capital ratio 13.1% 12.4% 12.9% Tier I ratio 4.6% 4.6% 4.6% Tier II ratio 17.8% 17.0% 17.5% BIS ratio 6.9% 6.4% 6.7% Leverage 1 10.1% 13.3% 12.6% Quarterly ROAE 21.6% 13.3% 12.9% YTD ROAE 1. Leverage: Core Capital / Regulatory total assets, according to FMC standards. Risk - weighted assets (RWA) increased 2 . 0 % YTD and 1 . 0 % QoQ . We are actively seeking to lower our market risk through netting and novation of our derivatives portfolio leading to a 0 . 8 % QoQ decline in market risk - weighted assets . At the same time, core capital increased 5 . 8 % QoQ due to higher results and an improvement in valuation adjustments and decreased 0 . 8 % YTD due to the dividend payment approved at the last annual shareholders’ meeting in April . As a result, our CET 1 is 11 . 0 % and the total BIS III ratio 17 . 5 % at the end of June 2023 . The Bank's ROAE was 12 . 6 % in 2 Q 23 compared to 13 . 3 % in 1 T 23 , due to lower net income and an increase in total equity and a 12 . 9 % YTD ROAE as of June 30 , 2023 .

Results

Income from interest and readjustment fall QoQ

Income from interest and readjustment:
Accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	Jun-23	Jun-22	Jun-23/ Jun-22	2Q23	1Q23	2Q22	2Q23/ 2Q22	2Q23/ 1Q23
Net interest income[1]	299,922	353,136	(15.1%)	124,578	175,345	131,328	(5.1%)	(29.0%)
Net readjustment income[2]	231,070	604,416	(61.8%)	129,534	101,537	398,757	(67.5%)	27.6%
Total net income from interest and readjustment	**530,992**	**957,552**	**(44.5%)**	**254,112**	**276,881**	**530,085**	**(52.1%)**	**(8.2%)**

1. Net interest income from all interest earning assets and liabilities that are not linked to inflation (UF) and financial cost of cash flow hedges.
2. Net interest income from assets and liabilities indexed to inflation (UF) and financial cost of inflation hedge accounting

Net interest margin indicators:
Non-accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	Jun-23	Jun-22	Jun-23/ Jun-22	2Q23	1Q23	2Q22	2Q23/ 2Q22	2Q23/ 1Q23
Average interest-earning assets	50,120,864	46,858,411	7.0%	50,646,978	49,616,961	47,228,915	7.2%	2.1%
Average loans	39,157,889	37,183,782	5.3%	39,199,343	38,940,179	37,547,772	4.4%	0.7%
Avg. net gap in inflation indexed (UF) instruments[1]	6,103,348	8,893,232	(31.4%)	6,895,151	5,078,368	6,121,130	12.6%	35.8%
Interest earning asset yield[2]	8.8%	7.9%		8.9%	8.6%	9.4%		
Cost of funds[3]	7.1%	4.0%		7.3%	6.8%	5.1%		
Net interest margin (NIM) [4]	**2.1%**	**4.1%**		**2.0%**	**2.2%**	**4.5%**		
Inflation rate[5]	2.8%	6.8%		1.4%	1.3%	4.3%		
Central Bank reference rate	11.3%	9.0%		11.3%	11.3%	9.0%		

1. The average gap between assets and liabilities indexed to Unidades de Fomento (UF), an inflation-indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation in the UF in the period.

Year to date net interest income and readjustments (NII) as of June 2023 decreased by 44.5% compared to the same period in 2022. This decrease in NII was mainly due to the lower inflation in the period, higher funding costs due to the higher MPR and a lower carry earned over our financial investments classified as held to collect that are at a fixed rate. This was partially offset by a higher rate earned over average generating assets due to higher inflation and higher spread earned over deposits.

26

27 The Bank has a shorter duration of interest - bearing liabilities than interest - bearing assets, and therefore, when rates rise sharply, our liabilities re - price faster than our assets, pushing margins down . During the second quarter of 2023 , the Central Bank of Chile maintained the MPR at 11 . 25% , compared to 9 . 0 % in the same period last year . Given this, net interest income, which excludes the portion of assets and liabilities linked to inflation, decreased 15 . 1 % in 6 M 23 compared to 6 M 22 . Net income from readjustments decreased 61 . 8 % in 6 M 23 compared to the same period in 2022 , given that the UF variation reached 2 . 8 % in 6 M 23 compared to 6 . 8 % in the same period in 2022 . On the other hand , the Bank has been decreasing the difference between the interest - generating assets indexed to the UF and the liabilities indexed to the UF (called GAP UF), totaling an average of Ch $ 6 , 103 , 348 million as of June 2023 , as a result of inflation expectations that have been falling rapidly . Due to all of the above, the NIM reached 2 . 1 % as of June 30 , 2023 , lower than the 4 . 1 % in the same period of 2022 . In 2 Q 23 , total income net of interest and readjustments decreased by 8 . 2 % compared to 1 Q 23 and the NIM in 2 Q 23 decreased to 2 . 0% . Firstly, we have that the variation of inflation measured by the variation of the UF was 1 . 4 % in 2 Q 23 , slightly higher than the 1 . 3 % of 1 Q 23 , which added to a higher GAP UF in the quarter, explains the 27 . 6 % increase in net income from readjustments in 2 Q 23 compared to 1 Q 23 . Secondly, the monetary policy rate remained at 11 . 25 % in both quarters, but our retail financing sources such as time deposits continue to grow as our clients sought higher profitability given the current high interest rates, switching from demand deposits to this type of product . This continues to put pressure on the cost of funding that increased from 6 . 8 % in 1 Q 23 to 7 . 3 % in 2 Q 23 . Given the above, net interest income decreased by 29 . 0% . With the inflation data of - 0 . 2 % in the month of June, we expect the Central Bank to begin lowering the MPR at its next Monetary Policy Meeting of the Chilean Central Bank on July 31 and to continue making rapid cuts during the year, reaching December 31 , 2023 with a MPR of around 7 . 25% . For this reason, our NIM expectation for 2023 is a recovery in the second semester as short - term interest rates drop, closing 2023 with a NIM of around 2 . 3 % for the full year .

28 Cost of credit of 1.19% YTD and coverage of 165.0% while the asset quality continues to normalize, towards pre pandemic levels Provision expense: Accounting financial information Var. % Quarterly Var. % YTD 2Q23/ 1Q23 2Q23/ 2Q22 2Q22 1Q23 2Q23 Jun - 23/ Jun - 22 Jun - 22 Jun - 23 Ch$ million 9.9% 25.1% (116,081) (132,039) (145,170) 36.8% (202,695) (277,209) Provisions for credit risk for interbank loans and loans 1 (204.8%) (175.5%) (1,879) (1,354) 1,419 (101.4%) (4,797) 65 Special provisions for credit risk 2 7.8% 21.9% (117,960) (133,393) (143,751) 33.6% (207,492) (277,144) Gross provisions 29.5% (3.1%) 27,146 20,314 26,305 3.0% 45,246 46,618 Recovery of written - off loans (109.2%) (131.7%) (341) (1,169) 108 197.9% (356) (1,061) Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income 2.7% 28.7% (91,155) (114,249) (117,339) 42.4% (162,602) (231,587) Provisions for credit risk 1. Includes write - offs. 2. Includes additional voluntary provisions and provisions for contingent loans . Indicators of asset quality and cost of credit Non accounting financial information Quarterly YTD 2Q22 1Q23 2Q23 Jun - 22 Jun - 23 0.97% 1.17% 1.19% 0.87% 1.19% Cost of credit 1 2.7% 2.7% 2.8% 2.7% 2.8% Expected loss ratio (LLA / total loans) 1.5% 1.9% 2.1% 1.5% 2.1% NPL ratio (90 days or more overdue/ total loans) 4.7% 5.1% 5.4% 4.7% 5.4% Impaired loan ratio (impaired loans / total loans) 227.8% 185.5% 165.0% 227.8% 165.0% Coverage of NPLs 2 1. Annualized provision expense divided by average loans. 2. Balance sheet provisions include additional provisions over non - performing loans During the Covid - 19 pandemic, asset quality benefited from state aid and pension fund withdrawals, resulting in a positive evolution of asset quality during that period . Currently, with an economy that continues to slow down and without the excess liquidity in households that we had during the pandemic, asset quality is returning to pre - pandemic levels . Given the above in 2 Q, the non - performing loan ratio (NPL) increases from 1 . 5 % in 2 Q 22 to 2 . 1 % in 2 Q 23 . Along the same lines, the impaired portfolio ratio increased from 4 . 7 % in 2 Q 22 to 5 . 4 % in 2 Q 23 . Lastly, the expected loss ratio (provisions for credit risk divided by total loans) remains more stable, increasing to 2 . 8 % in 2 Q 23 , from a previous 2 . 7 % as a result of higher provisions constituted in the last periods . The expense for net credit losses totaled Ch $ 231 , 587 million in the six - month period ended June 30 , 2023 , an increase of 42 . 4 % compared to the same period in 2022 and in the same line, the cost of credit goes from 0 . 87 % at the end of June 2022 to 1 . 19 % at the end of June 2023 .

29 In the quarter, the expense for credit losses increased 2 . 7 % QoQ . Expenses for credit risk provisions for banks and loans and accounts receivable from customers increased 9 . 9 % QoQ, which is offset by a 29 . 5 % increase in recoveries in the quarter . With these results, the cost of credit in 2 Q 23 remained at 1 . 19% . The non - performing portfolio coverage ratio decreased to 165 . 0 % in 2 Q 23 , which includes the voluntary provisions of Ch $ 293 billion approved by the Board of Directors between the 2020 - 2022 periods . Provision expense for credit risk by product : Accounting financial information Var. % Quarterly Var. % YTD 2Q23/ 1Q23 2Q23/ 2Q22 2Q22 1Q23 2Q23 Jun - 23/ Jun - 22 Jun - 22 Jun - 23 Ch$ million 10.5% 54.8% (47,436) (66,431) (73,429) 154.8% (54,896) (139,860) Consumer loans (2.9%) (20.4%) (36,640) (30,032) (29,171) (13.2%) (68,213) (59,203) Commercial loans (17.1%) 108.2% (7,080) (17,786) (14,739) (17.6%) (39,495) (32,525) Residential mortgage loans 2.7% 28.7% (91,155) (114,249) (117,339) 42.4% (162,603) (231,587) Total Provision for loan losses Consumer loan provision expense increased 154 . 8 % in 6 M 23 compared to the same period of 2022 . The consumer NPL increased from 1 . 3 % in June 2022 to 1 . 8 % in June 2023 . The increase is mainly related to the liquidity levels of households that have already returned to pre - pandemic levels added to a weaker economy, mainly affecting clients that were already impaired before the pandemic . Given the above, the total consumer impaired ratio increased, from 3 . 2 % in June 2022 to 4 . 2 % in June 2023 . In September 2022 , the Board of Directors approved transferring the amount of Ch $ 120 , 000 million from voluntary provisions of the commercial portfolio to voluntary provisions of the consumer portfolio, in four equal installments of Ch $ 30 , 000 million, starting with the first one in September 2022 . This was done in order to cover for the expected rise in consumer loan loss provisions as result of the new standardized provisioning model being formulated by the FMC . For this reason, the coverage of consumer loans increased from 435 . 2 % in June 2022 to 478 . 0 % in June 2023 . Compared to 1 Q 23 , the expense of net provisions for consumer loans increased 10 . 5 % in 2 Q 23 due to a greater deterioration observed as a result of a challenging economic environment for households, with lower quality of employment and less available liquidity . Commercial loan provision expenses decreased 13 . 2 % YoY in the six months ended June 30 , 2023 and decreased 2 . 9 % QoQ . NPLs increase from 1 . 9 % in June 2022 to 2 . 6 % in March 2023 to 2 . 9 % in June 2023 as well as the impaired ratio that increased from 6 . 5 % to 7 . 3 % to 7 . 6 % respectively . This is mainly due to a more challenging macroeconomic environment for companies, high rates and activity that is slowing down . On the other hand, as a result of the transfer of $ 120 , 000 million of voluntary provisions to the consumer portfolio, the coverage ratio of this portfolio drops sharply from 244 . 9 % in June 2022 to 149 . 5 % in June 2023 . Provision expenses for mortgage loans decreased 17 . 6 % in 6 M 23 compared to the same period of 2022 and decreased 17 . 1 % QoQ . Given the decrease in liquidity and high inflation, the mortgage NPL increased from 0 . 9 % in June 2022 to 1 . 0 % in March 2023 to 1 . 4 % in June 2023 . On the other hand, the mortgage impaired ratio increased from 2 . 9 % in June 2022 to 3 . 1 % in March 2023 to 3 . 4 % in June 2023 . With the above, the mortgage coverage ratio reached 66 . 1 % as of June 2023 .

30 For more information on credit risk and asset quality see Section 6 : Risk . Fees increase 38 . 5 % compared to the same period in 2022 , driven by the greater client base and usage of products Net commissions increased 38 . 5 % in the six months ended June 30 , 2023 compared to the same period in 2022 and increased 4 . 6 % QoQ . Commissions in the quarter continued to show healthy signs of growth driven by customer growth and higher product usage . With this, the recurrence ratio (total net commissions divided by total expenses) increased from 40 . 5 % accumulated as of June 2022 to 60 . 6 % accumulated as of June 2023 , demonstrating that more than 60 % of the Bank's expenses are financed with the commissions generated by our clients .

31 Fees by product: Accounting financial information Var. % Quarterly Var. % YTD 2Q23/ 1Q23 2Q23/ 2Q22 2Q22 1Q23 2Q23 Jun - 23/ Jun - 22 Jun - 22 Jun - 23 Ch$ million (14.0%) 28.2% 22,735 33,886 29,148 30.7% 48,234 63,035 Card fees 2.4% 4.9% 13,963 14,304 14,650 6.7% 27,141 28,954 Asset management 4.9% 16.9% 13,957 15,549 16,309 27.9% 24,900 31,858 Insurance brokerage (9.1%) (6.3%) 9,025 9,303 8,453 2.2% 17,366 17,755 Guarantees, pledges and other contingent op . (9.5%) 16.0% 12,616 16,166 14,638 15.5% 26,665 30,804 Collections 5.3% 17.8% 12,669 14,167 14,923 20.9% 24,070 29,090 Current accounts 7.3% 89.3% 5,786 10,216 10,956 130.9% 9,170 21,172 Getnet (19.2%) 4.5% 2,587 3,347 2,703 (10.8%) 6,784 6,051 Prepayment of loans 85.7% 1526.8% 1,484 12,998 24,140 386.2% 7,639 37,138 Others 4.6% 43.3% 94,822 129,935 135,921 38.5% 191,969 265,856 Total fees Credit and debit card commissions increased 30 . 7 % in 6 M 23 compared to the same period of 2022 due to the growth of our Life cards, as well as increased use by all of our card - using customers . Collection commissions increased 15 . 5 % in 6 M 23 compared to the same period of the previous year due to higher loan collection commissions and the collection of loan - related insurance premiums . Insurance brokerage increased 27 . 9 % in 6 M 23 compared to the same period of 2022 and 4 . 9 % QoQ driven by an increase in non - credit insurance such as life insurance, mainly due to advances on digital platforms that make it easy for customers to search and buy these products online in an easier way . Current account commissions increased 20 . 9 % in 6 M 23 compared to the same period of 2022 and 5 . 3 % QoQ . The growth in account openings continued to grow strongly during the quarter . As of April 2023 (latest data available), in the last twelve months, Santander Chile registered 391 , 176 net account openings compared to 1 , 893 , 301 net openings for the rest of the banking system . This indicates that, until April 2023 , Santander Chile represented 21 % of all account openings in Chile in the last twelve months . The overall share of the checking account market as of April 2023 was 27 . 4% . In addition, this includes a sharp increase in customer demand for US dollar checking accounts . Customers can now digitally open a US dollar checking account through our Santander Life platform in a few easy steps . We have opened 146 , 148 accounts in the last 12 months to reach a total of 254 , 218 checking accounts in dollars, reaching a total market share of 38 . 2 % in these accounts . Getnet, our acquiring business, provided a strong increase in the SME client base for the bank, with more than 150 , 000 SMEs as new clients for the bank . Currently, it already has more than 219 thousand POS machines and an increase in fees generated of 7 . 3 % QoQ . Loan prepayment commissions decreased 10 . 8 % in 6 M 23 compared to the same period of 2022 due to lower levels of commercial loans .

In the last item, others, commissions for financial advice are considered, which have increased in recent months due to good business from SCIB. Also during 2Q23, the good results of the contractual relationship with the Zurich insurance company allowed for the release of reserves of around Ch$10 billion.

Solid client treasury income with net financial results increasing 63.6% in 6M23

Net financial results

Accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Jun-23**	**Jun-22**	**Jun-23/ Jun-22**	**2Q23**	**1Q23**	**2Q22**	**2Q23/ 2Q22**	**2Q23/ 1Q23**
Financial assets and liabilities for trading	127,094	(58,613)	--%	(6,147)	133,242	(76,319)	(91.9%)	(104.6%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(35,382)	16,113	--%	1,179	(36,561)	2,021	(41.7%)	(103.2%)
Changes, readjustments and hedge accounting in foreign currency	70,626	141,756	(50.2%)	89,935	(19,309)	116,696	(22.9%)	(565.8%)
Net financial results	**162,338**	**99,256**	**63.6%**	**84,967**	**77,371**	**42,398**	**100.4%**	**9.8%**

Net financial results recorded a gain of Ch$162,338 million in 6M23, an increase of 63.6% compared to 6M22, mainly due to higher gains from financial assets and liabilities to be traded. In 2Q23, net financial results increased 9.8% compared to 1Q23, mainly due to foreign exchange gains, readjustments, and foreign currency hedge accounting. For a better understanding of these lines, they are presented by business area in the following table:

32

33 Net financial results by business: Non - accounting financial information Var % Quarterly Var % YTD 2Q23/ 1Q23 2Q23/ 2Q22 2Q22 1Q23 2Q23 Jun - 23/ Jun - 22 Jun - 22 Jun - 23 Ch$ million (21.6%) 13.5% 49,756 72,001 56,478 23.2% 104,243 128,478 Client 430.5% -- % (7,358) 5,370 28,489 -- % (4,987) 33,860 Non - client 1 9.8% 100.4% 42,398 77,371 84,967 63.6% 99,256 162,338 Net financial results 1. Non client treasury income. These results include interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Income from customer treasury services reached a profit of Ch $ 128 , 478 million as of 6 M 23 , an increase of 23 . 2 % compared to 6 M 22 . These better results reflect greater client demand for treasury products such as spot foreign exchange purchases, forward contracts, and derivatives due to high market volatility and the increases in the monetary policy rate . Non - customer treasury totaled a gain of Ch $ 33 , 860 million in 6 M 23 increasing considerably compared to 6 M 22 and also compared to 1 Q 23 , mainly due to positive results from advances on hedging disruptions due to prepayments of hedged elements of loans in foreign currency and also a net increase due to efficiencies in portfolio hedging managed by Financial Management . Operating expenses decreased 7.5% in 6M23, demonstrating the solid cost control in the first half of 2023 Operating expenses decreased 7 . 5 % in 6 M 23 compared to the same period in 2022 demonstrating solid cost control in the quarter as the Bank continues to improve its productivity levels . In 2 Q 23 operating expenses increased 2 . 0 % QoQ due to higher personnel expenses . The Bank's efficiency ratio reached 45 . 4 % as of June 30 , 2023 , higher than the 37 . 9 % in the same period last year, due to lower growth of our operating income . On the other hand, the ratio of costs to assets improved from 1 . 5 % in 6 M 22 to 1 . 3 % in 6 M 22 . The Bank continues to advance in the execution of its investment plan of US $ 260 million for the years 2023 - 2025 with a focus on digital initiatives both on the front and back - end .

Operating expenses:
Accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	Jun-23	Jun-22	Jun-23/ Jun-22	2Q23	1Q23	2Q22	2Q23/ 2Q22	2Q23/ 1Q23
Personnel expenses	(211,141)	(208,797)	1.1%	(113,927)	(97,214)	(111,251)	2.4%	17.2%
Administrative expenses	(149,385)	(144,102)	3.7%	(72,088)	(77,297)	(73,059)	(1.3%)	(6.7%)
Depreciation and amortization	(70,979)	(64,083)	10.8%	(34,932)	(36,047)	(32,469)	7.6%	(3.1%)
Other operating expenses	(7,463)	(57,534)	(87.0%)	(695)	(6,769)	(37,848)	(98.2%)	(89.7%)
Impairment	-	-	--%	-	-	-	--%	--%
Operating expenses	**(438,968)**	**(474,516)**	**(7.5%)**	**(221,642)**	**(217,327)**	**(254,627)**	**(13.0%)**	**2.0%**

Other indicators of productivity and efficiency:
Non-accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	Jun-23	Jun-22	Jun-23/ Jun-22	2Q23	1Q23	2Q22	2Q23/ 2Q22	2Q23/ 1Q23
Branches	**260**	**310**	**(16.1%)**	**260**	**278**	**310**	(16.1%)	(6.5%)
Traditional	162	208	(22.1%)	162	178	208	(22.1%)	(9.0%)
WorkCafé	76	69	10.1%	76	74	69	10.1%	2.7%
WorkCafé Expresso	4	-	100%	4	4	-	100%	0.0%
Middle market centers	7	7	0.0%	7	7	7	0.0%	0.0%
Select	4	8	(50.0%)	4	5	8	(50.0%)	(20.0%)
Employees	**9,162**	**9,541**	(4.0%)	**9,162**	**9,477**	**9,541**	(4.0%)	(3.3%)
Efficiency ratio[1]	**45.4%**	**37.9%**	**(748bp)**	**46.3%**	**44.4%**	**38.0%**	**(833bp)**	**(190bp)**
Volume per branch (Ch$ million)[2]	259,718	212,423	22.3%	259,718	241,692	212,423	22.3%	7.5%
Volume per employee (Ch$ million)[3]	7,370	6,902	6.8%	7,370	7,090	6,902	6.8%	4.0%
Costs / Assets[4]	1.3%	1.5%	+21bp	1.3%	1.3%	1.6%	+27bp	(2bp)

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets

34

1. Recurrence: annualized commissions / annualized total expenses. 2. Costs/assets: Total annualized expenses / Total assets. 3. Cost/Branch: annualized total expenses / total number of branches. 4. Cost/checking accounts: annualized total expenses/number of checking accounts. 5. Source: FMC Chile, as of May 2023 or latest information available. Personnel expenses increased 1 . 1 % in 6 M 23 compared to the same period in 2022 , due to the fact that salaries are adjusted according to inflation, which is partly offset by a lower number of collaborators, which falls 4 . 0 % in the same period . Compared to 1 Q 23 , they grew 17 . 6 % QoQ due to seasonality caused by the holiday season in Chile . Productivity also continues to improve, with volumes (loans plus deposits) per branch increasing 22 . 3 % YoY and volumes per employee growing 6 . 8 % YoY . This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in the different cost centers . Administrative expenses increased 3 . 7 % in 6 M 23 compared to the same period of 2022 . Compared to June 2022 , the value of UF has increased 9 . 1% , increasing expenses related to leases and other long - term contracts and services . In 2 Q 23 , administrative expenses decreased 6 . 7 % compared to 1 Q 23 . This was due to lower marketing expenses as well as lower branch maintenance expenses (cleaning, community association expenses, etc . ) as a result of their closing in the quarter . Amortization expenses increased 10 . 8 % in 6 M 23 compared to the same period in 2022 . This increase is explained by higher software amortization due to digital banking developments as part of our plan to improve productivity . Other operating expenses decreased 87 . 0 % in 6 M 23 compared to the same period of 2022 and 89 . 7 % QoQ . The decrease responds to lower compensation expenses as well as a lower disbursement in cybersecurity insurance as the Bank has been implementing different measures such as general improvements in the security of digital channels, longer and more complex web access codes , physical cards without visible numbers and dynamic CVV, etc . Other operating income, income from investments in companies and taxes In these items we highlight the higher result from investments in companies due to the better results of Transbank in the quarter. As a reminder, we have a 25% interest in Transbank, and the Bank is in the process of selling its interest in this company. 35

36 Other operating income and taxes: Accounting financial information Var % Quarterly Var % YTD 2Q23/ 1Q23 2Q23/ 2Q22 2Q22 1Q23 2Q23 Jun - 23/ Jun - 22 Jun - 22 Jun - 23 Ch$ million 190.5% 54.8% 1,020 544 1,579 71.1% 1,241 2,123 Other operating income 72.2% (12.5%) 3,033 1,542 2,655 (4.5%) 4,393 4,197 Income from investment in associates -- % (30.3%) (1,053) 2,929 (734) -- % (1,953) 2,195 Results from non - current assets and non - continued operations (62.5%) (80.9%) (35,036) (17,838) (6,686) (71.5%) (86,146) (24,524) Income tax 10.8% 11.3% 4.8% 14.0% 8.3% Effective tax rate Income tax expense for 6 M 23 totaled Ch $ 24 , 524 million, a 71 . 5 % decrease compared to the same period of 2022 due to lower profits before taxes, as well as higher permanent differences caused by the monetary correction of the capital tax base . For tax purposes, our capital must be readjusted by CPI, therefore, when the CPI is high, the effective tax rate tends to be lower . In 2 Q 23 , tax expenses decreased 62 . 5 % due to lower earnings before taxes, which fell 11 . 5 % QoQ, added to higher temporary differences in the quarter . The effective rate for 2 Q 23 was 4 . 8% . Taxes YTD : Non - accounting financial information Change % Jun - 23/Jun - 22 Jun - 22 Jun - 23 Ch$ million (51.7%) 615,340 297,146 Income before tax (57.1%) (337,295) (144,632) Price level restatement of capital 1 -- % 41,014 (61,687) Other permanent differences, deferred taxes (71.5%) 319,058 90,829 Adjusted income before tax +0bp 27.0% 27.0% Tax rate (71.5%) (86,146) (24,524) Income tax (575bp) 14.0% 8.3% Effective tax rate 1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements. Section 5: Guidance Given the above, the expectations of the Bank for volume growth, capital and income for 2023 are as follows: Key factor Guidance Indicator Economic growth. Approx. 5% growth Loans Control of inflation and speed of MPR reduction, asset and liability mix. NIM of 2.3% under current macro assumptions regarding inflation and rates. NIM Client growth and product usage. Growth of 20% Non - NII

37 Inflation, total employees, Exchange rate, productivity and investment plans. Negative growth compared to 2022 Costs Increase in provisions and loan growth. Evolution of the economy and unemployment. 1.1 - 1.2%, asset quality normalizing to pre - pandemic levels. Cost of credit Updating based on new rate and inflation scenarios. Approx. 15% ROE ROE, growth of equity and risk - weighted assets and dividend policy. Finishing the year > 10.5% CET1 Long term ROE expectations remain at 17% - 19%. Section 6: Risks Risk management in 2 Q 23 has focused on preparing our risk structure for an expected slowdown in economic activity in 2023 . Credit risk Estimation of expected loss : The estimation of provisions is based on models of expected loss, in line with Chapter B 1 of the FMC's Accounting Standards Compendium . The loan portfolio is divided into individually and collectively analyzed loans . Within each group, there are different provision models for consumer loans, mortgages, and commercial loans . The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss .

Provisions for individual assessments According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail . The debtors' analysis is primarily focused on their creditworthiness . Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories : Normal, Substandard, and Impaired portfolio . For this assignation, several risk factors are considered : the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance . Thus, the portfolio assignations are : ● Normal Portfolio : it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation . The classifications assigned to this portfolio are categories from A 1 to A 6 . ● Substandard Portfolio : it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short - term financial obligations . The classifications assigned to this portfolio are categories from B 1 to B 4 . ● Impaired Portfolio : it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity . This portfolio encompasses debtors who have stopped paying their loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests ; and any other debtor who is beyond 90 days overdue in their payment of interests or principal . The classifications assigned to this portfolio are categories from C 1 to C 6 . As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss . 38

To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses . Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor . The provision rates applied over the calculated exposure are as follows : All debtors' loans are to be maintained in the impaired portfolio until their payment ability or performance is normalised, irrespective of penalty procedures for each loan, particularly those that meet the conditions of Title II of Chapter B - 2 of the CNC . Provisions for Group assessments Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies . To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria . The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors . 39

40 The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio . This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines) . Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date . The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer - portfolio model) . This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables – such as default, external performance, and socio - demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days . After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated . This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans) . Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans . While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk . The impaired portfolio includes all current and contingent loans of those debtors who are more than 90 days past due in the payment of any interest or principal . It also includes debtors who have been granted a loan to refinance a loan more than 60 days past due and debtors who have undergone forced debt restructuring or partial debt forgiveness . On April 27 , 2022 , in the last amendment to the Compendium of Accounting Standards (CNC) for Banks, it was established that the formation of the group portfolio for commercial exposures, other than student loans, associated with the same counterparty, should not pass a threshold of 20 , 000 UF and 0 . 2 % of the group portfolio . The Bank has implemented this modification, generating a net impact of Ch $ 2 , 344 million in higher provisions for credit risk . During 2022 , the FMC published a draft for a new standardized provisioning model for consumer loans for banks . While the final version is yet to be published, our initial estimate was a one - time expense of between Ch $ 100 , 000 million to Ch $ 150 , 000 million that can be covered with the voluntary provisions that already have been established in previous periods .

Loans and accounts receivable from customers June 30, 2023 (Ch$ million)	Assets before allowances					Total	Established allowances					Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Normal portfolio		Substandard portfolio	Impaired portfolio			Normal portfolio		Substandard portfolio	Impaired portfolio		Normal portfolio	Substandard portfolio	Impaired portfolio	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Individual	Group	Individual	Individual				
Commercial loans															
Commercial loans	7,240,585	3,962,637	835,909	581,363	374,154	**12,994,648**	53,723	59,593	29,351	184,216	175,281	**502,164**	15,329	**517,493**	**12,477,155**
Chilean export foreign trade loans	920,268	11,099	39,674	10,868	1,701	**983,610**	12,068	288	3,300	6,744	1,496	**23,896**	-	**23,896**	**959,714**
Chilean import foreign trade loans	675,927	41,140	13,394	10,729	1,804	**742,994**	11,799	1,119	1,918	5,017	1,401	**21,254**	-	**21,254**	**721,740**
Foreign trade between third parties	1,250	-	-	-	-	**1,250**	80	-	-	-	-	**80**	-	**80**	**1,170**
Checking accounts debtors	74,644	37,771	14,545	2,652	7,632	**137,244**	1,474	1,194	1,312	1,446	5,681	**11,107**	-	**11,107**	**126,137**
Credi card debtors	31,202	90,362	2,771	1,163	9,238	**134,736**	761	3,017	339	604	6,871	**11,592**	-	**11,592**	**123,144**
Factoring transactions	821,417	30,657	9,985	2,461	5,481	**870,001**	8,964	577	571	1,623	2,811	**14,546**	-	**14,546**	**855,455**
Leasing transactions	882,992	204,929	125,676	62,228	9,751	**1,285,576**	3,708	5,175	2,083	8,280	6,526	**25,772**	33	**25,805**	**1,259,771**
Student loans	-	40,813	-	-	9,473	**50,286**	-	1,382	-	-	2,258	**3,640**	-	**3,640**	**46,646**
Other loans and accounts receivable	3,742	171,929	774	13,761	4,329	**194,535**	49	2,495	186	10,612	2,141	**15,483**	-	**15,483**	**179,052**
Subtotal	**10,652,027**	**4,591,337**	**1,042,728**	**685,225**	**423,563**	**17,394,880**	**92,626**	**74,840**	**39,060**	**218,542**	**204,466**	**629,534**	**15,362**	**644,896**	**16,749,984**
Mortgage loans															
Loans with letters of credit	-	1,037	-	-	62	**1,099**	-	2	-	-	18	**20**	-	**20**	**1,079**
Mortgage transferable mutual loans	-	1,419	-	-	166	**1,585**	-	3	-	-	59	**62**	-	**62**	**1,523**
Mortgage mutual loans financed through mortgage finance bonds	-	84,567	-	-	2,396	**86,963**	-	145	-	-	276	**421**	-	**421**	**86,542**
Other mortgage mutual loans	-	15,698,137	-	-	544,300	**16,242,437**	-	31,866	-	-	100,016	**131,882**	-	**131,882**	**16,110,555**
Mortgage financial leasing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	71,010	-	-	4,031	**75,041**	-	180	-	-	1,353	**1,533**	-	**1,533**	**73,508**
Subtotal	**-**	**15,856,170**	**-**	**-**	**550,955**	**16,407,125**	**-**	**32,196**	**-**	**-**	**101,722**	**133,918**	**-**	**133,918**	**16,273,207**
Consumer loans															
Installment consumer loans	-	3,471,059	-	-	190,475	**3,661,534**	-	118,540	-	-	114,212	**232,752**	-	**232,752**	**3,428,782**
Current account debtors	-	143,679	-	-	7,713	**151,392**	-	8,369	-	-	6,096	**14,465**	-	**14,465**	**136,927**
Credit card debtors	-	1,569,942	-	-	26,119	**1,596,061**	-	43,713	-	-	20,630	**64,343**	-	**64,343**	**1,531,718**
Consumer leasing transactions	-	2,244	-	-	2	**2,246**	-	20	-	-	2	**22**	-	**22**	**2,224**
Other loans and accounts receivable	-	131	-	-	496	**627**	-	28	-	-	399	**427**	-	**427**	**200**
Subtotal	**-**	**5,187,055**	**-**	**-**	**224,805**	**5,411,860**	**-**	**170,670**	**-**	**-**	**141,339**	**312,009**	**-**	**312,009**	**5,009,851**
TOTAL	**10,652,027**	**25,634,562**	**1,042,728**	**685,225**	**1,199,323**	**39,213,865**	**92,626**	**277,706**	**39,060**	**218,542**	**447,527**	**1,075,461**	**15,362**	**1,090,823**	**38,123,042**

Credit quality of debtors

At the end of June 2023, the non-performing loan rate continued to increase after historically low levels, reaching 1.5% in June 2022 to 1.8% in December 2022 to 2.1% in June 2023, in line with pre-pandemic levels. At the same time, the impairment ratio ended at 5.4% in June 2023, increasing from 4.8% in December 2022 and 4.7% in June 2022. As household liquidity normalizes after withdrawals from pension funds and emergency family income in 2021 and the economy begins to slow, asset quality is expected to return to pre-pandemic levels. The coverage ratio, including additional provisions, reached 165.0% in June 2023 and the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.8%.

Asset credit quality

				Var %	
Ch$ million	Jun-23	Dec22	Jun-22	Jun-23/ Jun-22	Jun-23/ Dec-22
Total loans[1]	39,239,663	38,729,401	38,156,933	2.8%	1.3%
Loan loss allowances (LLAs)[2]	(1,090,832)	(1,036,561)	(1,016,473)	7.3%	5.2%
Non-Performing Loans[3] (NPLs)	**838,759**	**717,411**	**559,508**	**49.9%**	**16.9%**
Consumer NPLs	97,490	86,052	66,106	47.5%	13.3%
Commercial NPLs	512,826	439,508	355,663	44.2%	16.7%
Mortgage NPLs	228,443	191,851	137,739	65.9%	19.1%
Impaired loans[4]	**2,108,005**	**1,847,333**	**1,783,876**	**18.2%**	**14.1%**
Consumer impaired loans	224,804	179,593	164,400	36.7%	25.2%
Commercial impaired loans	1,332,246	1,245,676	1,194,622	11.5%	6.9%
Mortgage impaired loans	550,955	422,064	424,854	29.7%	30.5%
Expected loss ratio[5] (LLA / total loans)	**2.8%**	**2.7%**	**2.7%**		
NPL ratio (NPL / total loans)	**2.1%**	**1.8%**	**1.5%**		
Consumer NPL ratio	1.8%	1.6%	1.3%		
Commercial NPL ratio	2.9%	2.5%	1.9%		
Mortgage NPL ratio	1.4%	1.2%	0.9%		
Impaired loan ratio (impaired / total loans)	**5.4%**	**4.8%**	**4.7%**		
Consumer impaired ratio	4.2%	3.4%	3.2%		
Commercial impaired ratio	7.6%	7.0%	6.5%		
Mortgage impaired ratio	3.4%	2.7%	2.9%		
NPL coverage ratio[6]	**165.0%**	**185.3%**	**227.8%**		
Coverage ratio without mortgages[7]	202.0%	229.5%	274.7%		
Consumer coverage ratio[8]	478.0%	514.7%	435.2%		
Commercial coverage ratio[9]	149.5%	173.6%	244.9%		
Mortgage coverage ratio[10]	66.1%	64.4%	84.1%		

1. Includes interbank loans.
2. Adjusted to include Ch$ 293.000 million in additional provisions.
3. Amount includes gross loans with at least one installment 90 days overdue.
4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

42

5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include Ch$ 293,000 million in additional provisions. 6. LLA / NPLs. Adjusted to include Ch$ 293,000 million in additional provisions. 7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes additional provision of Ch$122,000 billion in commercial and Ch$154,000 million in consumer portfolio. 8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$154,000 for consumer portfolio. 9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$122,000 million for commercial portfolio. 10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$17,000 million for mortgage portfolio. Distribution by economic sector The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time. Market risk There are four significant market risks that may affect the Bank : liquidity, exchange rate, inflation, and interest rate . The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division . The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO) . The main market risks are also reviewed by the Comprehensive Risk Committee . 43

44 The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management: ● Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines. ● To handle short - and long - term liquidity regulatory limits. ● Management of inflation risk and exposure ● To manage the risk of local and foreign currency rates. ● Capital adequacy and requirements Liquidity risk The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short - term fluctuations and long - term financing while adhering to regulatory internal liquidity requirements . The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses . On the basis of that information, the Financial Management Division maintains a portfolio of liquid short – term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity . The business units’ liquidity needs are met through short – term transfers from the Financial Management Division to cover any short – term fluctuations and long – term financing to address all the structural liquidity requirements . The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues . In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used . The liquidity policy and procedures are subject to review and approval by the Bank’s Board . Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review . The Bank captures demand deposits from Retail, Middle - Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding . Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days . The short – term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management . High - quality liquid assets High - Quality Liquid Assets (HQLA) are an essential component in liquidity risk management . They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market . According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid . As of June 30 , 2023 the Bank's HQLA amounted to Ch $ 6 , 573 , 100 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury . Liquid assets (Consolidated Ch$ million)

In terms of liquidity, the main metrics that the Bank's Finance Division manages are : 1. Liquidity Coverage Ratio (LCR) 2. Net Stable Finance Ratio (NSFR) LCR Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows . As of April 2019 , Chilean banks began reporting their local LCR figures with a minimum level of 60 % in 2020 , 80 % in 2021 and 100 % in 2022 . This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities . As of June 30 , 2023 , this indicator for Banco Santander Chile was 175 . 8% , above the minimum . This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee . Evolution of the LCR NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities . As of June 30 , 2023 , the NSFR was at 109 . 4% . Evolution of the NSFR Tier 1: Available, 858,405 Tier 1: Fixed income, 5,707,516 Tier 2: Fixed income, 7,179 153.3% 45 198.6% 175.2% 182.3% 175.8% Jun/22 Sep/22 Dec/22 Mar/23 Jun/23

Interest rate risk : Bank book For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short - term rates, and from this, mismatches occur when there are rate adjustments . To manage this risk, Banco Santander Chile performs a sensitivity analysis with respect to local and foreign currency . Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year . 108.5% 46 115.6% 116.0% 113.2% 109.4% Jun/22 Sep/22 Dec/22 Mar/23 Jun/23

47 June 30, 2023 Effect on capital Effect in net interest income Financial management portfolio – local currency (in millions of Ch$) 353,718 124,904 Loss limit 173,389 65,041 High 42,870 15,459 Low 77,983 30,920 Average Financial management portfolio – foreign currency (in millions of U.S.$) 158,870 142,983 Loss limit 91,935 9,983 High 20,371 255 Low 39,898 3,920 Average Financial management portfolio – consolidated (in millions of Ch$) 353,718 124,904 Loss limit 280,003 70,997 High 67,702 16,516 Low 122,200 33,503 Average VaR trading portfolio In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits, where it remained within the established risk limits . Due to the rules established by the Assets and Liabilities Committee (ALCO) and the Markets Committee, the Bank must not have a significant exposure to foreign currencies ; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits . The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio .

As of June 30, 2023 US$ million VAR Consolidated VAR 7.84 High 3.65 Low 5.54 Average Fixed - income investments 7.94 High 3.67 Low 5.39 Average Foreign currency investments 3.91 High 0.19 Low 1.00 Average Inflation risk The bank has assets and liabilities that are readjusted according to the variation of the Unidad de Fomento (UF) . In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank . To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF . Operational risk In general, the indicator of operational risk events on operating income has remained stable and below the system average . As of June 30 , 2023 , operating loss increased 31 . 4 % compared to the same period last year explained by the increase in clients and products and greater losses due to processing and fraud . The latter has uncreased in line with the current account base . - 2,000,000 4,000,000 6,000,000 8,000,000 10,000,000 Average monthly UF Gap (Ch$ million) 48

49 Losses from operational risks : Jun - 23/Jun - 22 Jun - 22 Jun - 23 13.0% 1,387 1,567 Fraud (0.7%) 2,997 2,977 Labor related 972.6% 44 468 Client / product related 851.7% 10 91 Damage to fixed assets 244.7% 25 86 Business continuity / systems 85.7% 1,245 2,311 Processing 31.4% 5,707 7,500 Total

Section 7: Credit risk ratings

The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

50

Section 8: Stock Performance

As of June 30, 2023

Shareholding structure


Free float
33%
Santander
Group
67%

Volume traded (average)

US$ million, Last twelve months to June 30, 2023


10.3
7.2
3.1
Jun-23
Bolsa de Santiago
NYSE

Total Return

Total Return

Santander ADR vs. SP500 (Base 100 = 12/31/2022)


131.88
115.92
BSAC
S&P
Jan/23
Feb/23
Mar/23
Apr/23
May/23
Jun/23

Santander vs. IPSA Index (Base 100 = 12/31/2022)


121.83
112.7
BSAN
IPSA
Jan/23
Feb/23
Mar/23
Apr/23
May/23
Jun/23

Share Price

ADR Price (US$) 6M23

06/30/2023: 18.85
Max. (06M23): 19.85
Min. (06M23): 13.51

Local Share Price (Ch$) 6M23

06/30/2023 37.94
Max. (06M22): 39.1
Min. (06M22): 31.59

Stock Information

Year paid	Ch$/Share	% of previous year's earnings
Apr & Nov 2020	1.76	60%
2021	1.65	60%
2022	2.47	60%
2023	2.57	60%

Dividends

Market Cap.: US$8895 million
P/E last 12 months*: 10,0x
P/BV ((03/31/2023)**: 1.73
Dividend yield***: 6.8%

* Price as of June 30, 2023 / profits of the last 12 months
** Price/book value as of June 30, 2023
***Based on the closing price of the record date of the last dividend paid.

51

Our success is based on a clear We are building a more responsible bank. Our success is based on our clear purpose, mis s ion , a a n n d d s s t t y y l e l e f i o n r doing things. everything we do. We are building a more responsible bank. Annex 1: Strategy and responsible banking Our strategy Our Style Our mission Our purpose Simple, Personal and Fair To be the best financial services company , acting responsibly and earning the loyalty of our clients, shareholders, people and communities. Help people and businesses prosper Our behaviors Basing our strategy on the following pillars: …based on state - of - the - art technology and customer - focused processes and people. Banco Digital con Work/Café… For seven years, The Santander Way has been the guide for employees in the organization . This model encompasses the mission, vision, values, risk culture and behaviors . Companies with a strong internal culture attract and retain talent, as well as perform better . For this reason, the behaviors have "evolved" in The Santander Way, which allow us to face the challenges of the future, marked by customer service . For seven years, The Santander Way has been guiding employees in the organization . This model comprises mission, vision, values, risk culture, and behaviors . Companies with a solid internal culture attract and retain talent and perform better . Behaviors have, therefore, ‘evolved’ in The Santander Way, enabling us to face future challenges marked by our attention to the customer . 52

53 …with a differential value - added offer and service in transactional products, FX and advice. Specialization and added value in companies... … fostering competition, seeking growth and leading the sustainable finance market. Sustained generation of new business opportunities... … the best place to work in Chile attracting, developing and retaining exceptional people based on merit . Agile, collaborative and high performance organization... For the purposes of this transformation, we have developed a Chile First initiative plan, where we seek to generate, as Santander Chile, an outstanding financial operation in Chile and within the Santander group, to help our customers, employees, communities and shareholders prosper. Responsible Banking Santander defines two major challenges associated with Responsible Banking: Challenge 1: New business environment Establish a solid culture that allows the development of responsible banking . This culture must be resilient, able to adapt to the demands of a competitive and changing business environment . This implies generating bonds of trust with its interest groups, achieving mutual support . For this, a work culture has been established in Santander that can be summarized in three words : Simple, Personal and Fair . Challenge 2: Inclusive and sustainable growth Generate a broad vision of what inclusive growth means . It must go beyond satisfying customer needs and proactively advance specific social goals . This translates into supporting entrepreneurs in the creation of businesses and jobs, strengthening local economies, advancing financial inclusion, contributing to the education of people and generating social investment programs . In addition, sustainable growth drives the Bank's green financing initiatives .

The six Principles of Responsible Banking establish a global standard definition of what it means to be a responsible bank and are aligned with the UN Sustainable Development Goals (SDGs) and the Paris Climate Agreement. These are: Principles of Responsible Banking Alignment Align the commercial strategy to be consistent with the needs of individuals and the objectives of society, in accordance with relevant approaches at the national and international level, such as the SDGs and the Paris agreement . 54 Impact Set and publish impact goals . Constantly increase the positive impacts and, at the same time, reduce the negative effects of the activities, products and services of the organization . Clients Work responsibly with customers to encourage sustainable practices and enable economic activities that create shared prosperity for future generations . Groups of interest Consult, participate and collaborate proactively and responsibly with interested parties, to achieve the goals of society . Governance and Corporate culture Have effective corporate governance and a responsible banking culture, to better implement the principles . Transparency and accountability of counts Periodically review the implementation of these principles and be transparent and accountable for the positive and negative impacts on the organization.

55 10 Responsible Banking Goals Additionally, starting 2019 Santander set goals associated to responsible banking, aligned with people and the community. Progress Goals For the fifth consecutive year, we received the Top Employer certification in January 2023. To be the best company to work for in Chile. We seek to maintain this leadership position. Currently 30.3% of women are in managerial positions. Increase the percentage of women in management positions: Achieve that 30% of the workforce in management positions are women. We currently have a gender pay gap of 2.1%. Eliminate the gender wage gap : Our goal is to eliminate it by 2025 . The “Iguala Conciliación” seal, delivered by the Ministry of Women and Gender Equality, gives us a path and an official commitment to make progress on this issue . Between 2019 and June 2023 we have contributed to financially empowering 2,720,390 people. Work to financially empower people: Through our financial products such as Life we want to empower four million people by 2025. At the end of 2022 we already have US $ 230 million in green financing . To date, in 2023 alone we have added some US $ 143 million of green financing . In 2 Q 22 , the Santander Group published our ESG framework facilitating the issuance of ESG bonds in the future . Grant sustainable financing to clients: To provide green finance to clients by mobilising USD 1.5 billion by 2025 28% of our energy comes from these types of sources as of June 2023. Increase energy from renewable sources : In addition, we are committed to ensuring that 100 % of the electrical energy we use comes from renewable sources . Since 2019 we have mitigated 100 % of our carbon footprint . We are now in the process of implementing a classification process for our portfolio so that we can measure the full carbon footprint of our clients . Being carbon neutral : We join the Group's goal of becoming carbon neutral by 2050 . The goal for our own operations is to be carbon neutral by 2025 , without the need to offset the footprint with the purchase of carbon credits . In 2021 we eliminate 100% of single - use plastics. Eliminate single - use plastic in our operation. From 2019 to June 2023, we awarded 15,932 scholarships for education and entrepreneurship at the local level. Deliver scholarships, internships, and entrepreneurship programs : We want to deliver 13 , 500 scholarships, internships, and entrepreneurship programs between 2019 and 2024 . From 2019 to June 2023 , we supported 430 , 436 people through our education programs and other support measures for the benefit of people in vulnerable situations . Supporting people through community contribution programs : In social issues between 2019 and 2024 we hope to help more than 500 , 000 people through our community programs . ESG Indicators As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:

Included in Chile, MILA and Emerging Markets
International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 78 points, and in the 96th percentile.


62
100
Avanzado


MSCI
ESG RATINGS
A
CCC B BB BBB A AA AAA


ESG Risk Rating
Date of Last Annual Update Jul/2021
15.0 Low Risk
Negligible Low Medium High Severe
0-10 10-20 20-30 30-40 40+

Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks.

S&P IPSA ESG

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third highest weight.

Strategic objectives by stakeholder

Clients

Passionate about our clients, their progress and experience

- Lead in customer satisfaction
- Achieve memorable digital and personal attention with the best advice
- Revolutionize our value proposition in savings and transactional products
- With service models specialized in Corporate Banking

Main KPIs

	Results 2020	Results 2021	Results 2022	Results June 2023

56

57 56 Joint Top 1 (Gap of 5 with third place) 57% Top 2 (Gap of 1 with first place) 60% Top 1 (Gap of 7 with second place) 51% Top 1 (Gap of 3 with second place) NPS 3,737,056 ( - 7.2% YoY) 3,910,094 ( - 5.0% YoY) 4,116,301 (+14.1%) 3,607,609 (+5.5%) Total clients 835,886 (+2.5 YoY) 855,156 (+2.7% YoY) 832,405 (+8.9%) 764,407 (+8.6%) Loyal clients 1,979,238 (+0.8% YoY) 1,981,540 ( - 1.8% YoY) 2,016,947 (+30.4%) 1,546,524 (+24.0%) Digital clients Total clients are declining as the Bank is active in closing unused accounts, however, loyal clients grew 2.5% YoY and digital clients grew 0.8% YoY, due to the success of digital initiatives. Digital Bank with Work/Cafés Our first strategic pillar is based on cutting - edge technology and customer - focused processes and products . We are building a bank with strengths in digital channels that already allows digital onboarding in a safe, fast and user - friendly way, offering our Life and Más Lucas accounts for the mass segment and the PYME Life account and payment services through Getnet for small and medium - sized businesses and entrepreneurs . These initiatives not only encourage our clients to become more digital, they are also managing to increase financial inclusion in these segments and supporting them with transaction services, with the potential to extend the offer of other products and financing options . The other part of the first pillar is the transformation of our branches to Work/Cafés, evaluating the needs of our clients in different areas and providing branches that not only meet their financial needs but also offer them a pleasant environment to approach us . Digital clients : As a result of these efforts, the Bank's market share in checking accounts continues to be strong . According to the latest publicly available information, which is as of April 2023 , our market share reaches 27 . 4 % in checking accounts, which includes products such as Santander Life and LIFE PYMEs . These figures do not include our other simpler accounts like Superdigital and Más Lucas . In addition, due to the volatility in the exchange rate, we have seen a growing demand from clients for checking accounts in dollars . As of April 2023 , we have a market share of 38 . 2 % and we have opened some 146 , 148 checking accounts in dollars in the last year thanks to the ease of opening these accounts online . In addition, this includes a sharp increase in customer demand for US dollar checking accounts . Customers can now digitally open a US dollar checking account through our Santander Life platform in a few easy steps . We have opened 146 , 148 accounts in the last 12 months to reach a total of 254 , 218 checking accounts in dollars, reaching a total market share of 38 . 2 % in these accounts . In addition, digital customers continue to grow, reaching some 2 million digital customers, of which about 1 . 8 million are individual customers and about 190 , 000 are SMEs and Companies . Our digital clients represent 90 . 5 % of our active clients and the majority are checking accounts, and the products with the greatest traction are deposits, credit cards, investment funds and general insurance .

*Digital customers are those who access their account online or through the App at least once a month. Santander Life continues to be the main contributor to the growth of new customers due to the success of the Meritolife Program for this product and the digital onboarding process for opening a current account . Santander Life clients are quickly monetizing while achieving a high Net Promoter Score (NPS) for the onboarding process . The first 100 % digital on - boarding interest - bearing sight account and savings account for the mass market . This product does not charge maintenance or transaction fees and accumulate interest on a monthly basis based on average balance . We currently have a market share of around 8 % in sight accounts in Chile and less than 2 % in savings accounts (as of December 2022 ) . In this way, the Bank aims to give better access to these simple banking products and strengthen Santander's commitment to financial inclusion . The account number for any client is 56 followed by the client's local ID number, very easy 58 to remember. It will also include a new form of authentication through facial recognition without a password, called passwordless. The maximum balance and transfer amount is set at Ch$5 million. Getnet's entry into the Chilean acquisition market continues to show good results . Customer reception has been high with more than 219 , 414 points of sale installed for more than 175 , 345 customers, of which 90 % are SMEs . Additionally, we began selling mPOS, more compact devices with more than 1 , 634 mPos sold . In addition, ecommerce attracts some 10 , 900 businesses with some $ 7 , 702 million in sales in the month of June 2023 . A key feature has been that our clients receive the sales deposit up to 5 times a day, including weekends . As for our SMEs, we have seen very rapid growth in accounts thanks to initiatives such as Getnet and Tu Empresa en un Día, a government platform designed so that anyone can open a company in one day . At the end of the process, companies have the opportunity to open a Pyme Life Account that is 100 % digital . The first six months are free and these new companies have access to a checking account and debit card, as well as Office Banking, the transactional platform for companies . Due to these initiatives, including Getnet, we are seeing significant growth in checking accounts for SMEs and companies, growing 31 % YoY and 9 % QoQ as of April 2023 , and with a market share of 33 . 5 % according to the CMF . In the way that we build a relationship with these SMEs and thanks 59 to the convenience of our digital channels, we are also seeing an increase in the growth of SME customers who are loyal, that is, with 4 products or more with a level of profitability and use . Additionally, for qualifying customers, we offer credit cards and other financing options . We continue to grow in Work/Café branches During the last year we have opened 11 Workcafés, while we have closed 61 branches, including Select branches, aimed at higher - income customers and traditional branches . In total, we have 260 branches, 16 . 1 % less than last year . In 4 Q 22 we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, and especially to increase banking usage, carry out pilot programs with the Bank and even offer financing . It is aimed at companies that have three main characteristics . First, that they are starting activities and presenting an accelerated growth, second that the technology is part of the value proposition and third that the proposals are scalable to a real problem . In 1 Q 23 we launched Work/Café Expresso, our new transaction centers with cashier or self - service services, a customer service desk, card printing machines and lockers for product delivery, all of the above in Work/Café format, where our customers can carry out your transactions in an efficient and secure environment, providing a better customer experience . These high - tech branches will provide greater efficiencies with our cash management, allowing us to continue consolidating our branch network . Since its launch, the NPS of the Work/Café Expresso is 84% , which has helped improve the overall opinion of the bank by 13 points . With this we continue to find efficiencies in our branch network, with almost 30 % of our branches already without cash . Due to the strength of our digital channels, the Bank's productivity continues to grow, with volume per branch increasing 22 . 3 % YoY and productivity per employee increasing 6 . 8 % YoY . 60

1. Volume = total loans + total deposits Top 1 in NPS among our main Chilean peers As a result of all our efforts, our clients are the most satisfied with us, and our digital channels continue to be our strength, with our website with an NPS of 70 and the App with 69. In addition, our Life clients, our digital checking account, has a satisfaction of 72 points. 1 . Source : Study by Activa for Santander with a scope of 60 , 000 surveys to our own clients and over 1 , 200 surveys to each competitor’s clients . Measures the Net Global Satisfaction and Net Promoter Score in three main aspects : service quality, product quality, and brand image . % of clients that value with grade 9 and 10 subtracted by clients that value with grade 1 through 6 . Audited by an external provider . *Peer group : BCI, Banco de Chile, Banco Estado, Itau, Scotiabank 61

62 Strategic objectives by stakeholder Main KPIs For more indicators on communities, please see the 10 Responsible Banking Commitments. Strategic objectives by stakeholder June 2023 Results 2022 Results 2021 Results 2020 Results 82% This is now being measured through a new survey throughout the year in order to have information in a timelier form. For 2022 this measure was 82% 94% 87% in 2019. During 2020, due to the pandemic a survey was not conducted Commitment index 8.9/10 This is now being measured through a new survey throughout the year in order to have information in a timelier form. For 2022 this measure was 8.9/10. 95% 87% in 2019. During 2020, due to the pandemic a survey was not conducted Leadership index 30% in leadership positions 31% in leadership positions 1.7% with disability 21.5% in leadership positions 1.2% with disability Diversity 2.1% 2.4% 2.5% Gender pay gap Employees A committed and high - performance team Being recognized by our teams as the best place to work in Chile and the Santander Group Empower teams by promoting culture through TEAMS behaviors. Guarantee that the attraction, development and retention of the right people allows us to meet the organizational objectives Shareholders We want to be a benchmark for attractive and predictable returns Strongly increase the customer base with a focus on digital customers Increase profitability with a focus on savings, transactional and international products Adequate risk profile with robust solvency

63 Main KPIs June 2023 Results 2022 Results 2021 Results 2020 Results 12.9% 21.6% 22.7% 14.5% ROE 45.4% 1 42.8% 1 40.1% (Top 1) 1 40% (Top 1) Efficiency 2.1% 1.8% NPL 1.2% (gap of 17 pbs with peer group) NPL 1.4% (gap of 2 pbs with peer group) Asset quality 11.0% 11.1% (Minimum 10% at year end) 9.6% 10.7% Solvency CET1 1. Results for 2021 2022 and 2023, efficiency ratio is calculated as operational expenses divided by operational income. Investor meetings The Bank maintains contact with investors through virtual and face - to - face meetings, calls and attendance at conferences. In the first six months of 2023, we held a total of 533 meetings.

Strategic objectives by stakeholder



Community

We want to be a benchmark in responsible banking and sustainable finance.

Reach all of Chile with financial education, promoting responsible borrowing and encouraging savings.

Maintain leadership in the offer of sustainable financial solutions within Chile.

Main KPIs

	2020 Results	2021 Results	2022 Results	June 2023 Results
Financial empowerment	921,779	1,693,277	2,715,999	2,720,390
Support people through community aid programs.	103,792	281,212	394,356	430,436
Green financing		US$47.3 million	US$230 million	US$372 million
Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	Percentile 96 DJSI Chile, MILA & Emerging Markets	Pending 2023 revision
BitSight Index	810	800	810	The index for 2023 has not yet been released

For more indicators on communities, please see the 10 Responsible Banking Commitments.

Corporate governance

For more information on our corporate governance please see Section 3 of our Management Commentary for 1Q22.

For more information on the composition of our Board of Directors and organizational structure, please see Our Top Management on our IR website.

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65 Latest events and material facts Shareholders’ meeting In the Ordinary Shareholder’s Meeting of Banco Santander Chile on April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, it was agreed to distribute 60 % of earnings attributable to shareholders, which were Ch $ 808 , 651 million as of December 31 , 2022 . These earnings correspond to Ch $ 2 . , 57469221 for each share . The remaining 40 % were assigned to the Bank’s reserves and/or accumulated results . The following was also approved: • Election of Board members • Determination of Board remuneration • Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for the year 2023. • Designation of local risk rating agencies Feller and ICR. • Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2023. • Give a report of the related party transactions. Also elected as directors were Claudio Melandri Hinojosa (president), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . Board of Directors On March 14 , 2023 , in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19 , 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60 % of the retained earnings as of December 31 , 2022 equivalent to Ch $ 2 . 57469221 per share and propose that the remaining 40 % of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results . On March 28 , 2023 , the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders’ Meeting on April 19 , 2023 , when she was ratified as director . Subsidiaries In February 2023 , the company PagoNxt Trade Chile SpA was created, whose corporate objective is the provision of data processing and transmission services, databases and resources (including hardware, software, documentation and operating personnel for data processing and transmission) . Starting in July, the company PagoNxt Trade Chile will be controlled by the Bank through other considerations, based on the fact that the relevant activities of this company are determined by the Bank and, therefore, it exercises control . Bonds registered in the CMF During 2023, the Bank has registered current bonds in the CMF for CLP 700,000,000,000 and UF 15,000,000. The detail of the placements made during this year is included in Note No. 22 of the financial statements.

Series	Currency	Term	Anual Issuance Rate	Issuance Date	Amount Issued	Maturity Date
AA1	CLP	6 years	6.60%	01-12-2022	100,000,000,000	01-12-2028
AA2	CLP	6.5 years	6.20%	01-12-2022	100,000,000,000	01-06-2029
AA3	CLP	8 years	6.20%	01-09-2022	100,000,000,000	01-09-2030
AA4	CLP	10.5 years	6.25%	01-09-2022	100,000,000,000	01-03-2033
AA5	UF	9.5 years	2.95%	01-08-2022	10,000,000	01-02-2032
AA6	UF	15 years	2.70%	01-10-2022	5,000,000	01-10-2037
AA7	CLP	3.5 years	6.80%	01-02-2023	75,000,000,000	01-08-2026
AA8	CLP	4.5 years	6.70%	31-03-2023	100,000,000,000	01-09-2027
AA9	CLP	8 years	6.30%	31-03-2023	75,000,000,000	01-11-2030
AA10	CLP	3 years	7.10%	24-04-2023	50,000,000,000	01-03-2026

Others

On January 23, 2023, the Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced a series of measures aimed at supporting individuals and SMEs, as well as strengthening the banking system. This includes encouraging the rescheduling of credits according to the commercial policies dictated by each bank and a commitment from the banks to be participants in the support programs promoted by the State, such as Fogape and the housing construction program. Additionally, in that same instance, it was announced that the Transbank shareholder banks will begin the sale of their ownership in that company within the framework of the so-called four-part model in the payment system. More recently, Transbank's shareholders have chosen JP Morgan to advise on the transaction.

Recognitions

- Top Employer Certification for the fifth consecutive year
- Recognized by Latin Trade for commitment to sustainability in the Latin Trade Index Americas Sustainability Awards 2023
- Best ESG banking in Chile by Euromoney
- Best Bank in Chile by Euromoney

Material Facts:

06-01-2023

Placement of securities in international and/or national markets

As of today, January 6, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 11/2017 dated October 12, 2017. The specific conditions of the aforementioned placement were as follows:

- Series U-7 bonds, for a total amount of 3,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.52%.

Additionally, dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 10/2016 dated August 11, 2016. The specific conditions of the aforementioned placement were as follows:

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67 - Series T - 18 bonds, for a total amount of 75,000,000,000 pesos, maturing on December 1, 2027. The average placement rate of the securities was 6.52%. Placement of securities in international and/or national markets As of today, January 11 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 3 bonds, for a total amount of 13 , 600 , 000 , 000 pesos, maturing on September 1 , 2030 . The average placement rate of the securities was 5 . 95% . 11 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 12 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 3 bonds, for a total amount of 1 , 150 , 000 , 000 pesos, maturing on September 1 , 2030 . The average placement rate of the securities was 5 . 79% . 12 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 5 bonds, for a total amount of 310 , 000 UF, maturing on March 1 , 2028 . The average placement rate of the securities was 2 . 64% . 17 - 01 - 2023 Placement of securities in international and/or national markets As of today, February 20 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 3 bonds, for a total amount of 70 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 38% . 20 - 02 - 2023 Placement of securities in international and/or national markets As of today, February 21 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 3 bonds, for a total amount of 100 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 44% . 21 - 02 - 2023 Placement of securities in international and/or national markets As of today, February 23 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 7 bonds, for a total amount of 5 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 7 . 18% . 23 - 02 - 2023 Placement of securities in international and/or national markets As of today, March 1 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 15 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 7 . 40% . 01 - 03 - 2023 Placement of securities in international and/or national markets 10 - 03 - 2023

68 As of today, March 10, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond BSTDA11222 of the Series AA - 1, for a total amount of 25,000,000,000 CLP, maturing on December 1, 2028. The average placement rate of the securities was 6.87%. Ordinary meetings, citations, agreements and proposals . On March 14 , 2023 , in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19 , 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60 % of the retained earnings as of December 31 , 2022 equivalent to Ch $ 2 . 57469221 per share and propose that the remaining 40 % of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results . 14 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 15 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 30922 of the Series AA - 3 , for a total amount of 85 , 250 , 000 , 000 CLP, maturing on September 1 , 2030 . The average placement rate of the securities was 6 . 22% . 15 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 2 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 60% . 16 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 2 , 500 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 55% . 17 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 23 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 24 , 250 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 70% . 23 - 03 - 2023 Ordinary meetings, citations, agreements and proposals . On March 28 , 2023 , the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders’ Meeting on April 19 , 2023 , when she was ratified as director . 28 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 29 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 1 , 390 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 81% . 29 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 30 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : 30 - 03 - 2023

69 - Bond BSTDA70223 of the Series AA - 7, for a total amount of 5,000,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 6.85%. Placement of securities in international and/or national markets As of today, April 12, 2023, and with a settlement date of April 19, 2023, a bond in dollars was issued through our EMTN program for an amount of USD 30,000,000, maturing on April 19, 2024 at a placement rate of 5.837%. 12 - 04 - 2023 Ordinary meetings, citations, agreements and proposals . The shareholders of Banco Santander - Chile are informed that at the Ordinary Shareholders' Meeting held on April 19 , 2023 , the payment of a dividend of $ 2 . 57469221 per share was agreed, charged to the income for the year for 2022 . The aforementioned dividend will be available to the shareholders as of April 26 , 2023 , at the Bank's Headquarters located at Bandera No . 140 , Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country . Those who are registered in the Shareholders Registry at midnight on April 20 , 2023 are entitled to this dividend . In accordance with the provisions of 44 of the General Banking Law, it is reported that at the Ordinary Shareholders' Meeting of Banco Santander - Chile, held on April 19 , 2023 , Mr . Claudio Melandri Hinojosa, Mr . Rodrigo Vergara Montes (Independent), Mr . Orlando Poblete Iturrate (Independent), Mr . Félix de Vicente Mingo (Independent), Mrs . María Olivia Recart Herrera (Independent), Mrs . Ana Dorrego de Carlos, Mr . Rodrigo Echenique Gordillo, Mrs . Lucia Santa Cruz Sutil and Mrs . Blanca Bustamante Bravo (Independent) were chosen as Directors ; and Mr . Juan Pedro Santa María Pérez (Independent) and Mr . Alfonso Gómez Morales (Independent) as Alternate Directors . 20 - 04 - 2023 Placement of securities in international and/or national markets As of today, April 24, 2023, and with a settlement date of April 28, 2023, a yen bond was issued through our EMTN program for an amount of JPY 10,500,000,000, maturing on April 28, 2024 at a placement rate of 0.60%. 24 - 04 - 2023 Placement of securities in international and/or national markets Con fecha de hoy, 16 de mayo de 2023 , se llevó a cabo la colocación de bonos desmaterializados y al portador efectuada por el Banco en el mercado local, con cargo a la línea inscrita en el Registro de Valores de la CMF bajo el número 20220013 con fecha 15 de noviembre de 2022 . Las condiciones específicas de la referida colocación fueron las siguientes : - Bond Serie AA - 1, con nemotécnico BSTDA11222, por un monto total de 17,700,000,000 de pesos, con vencimiento el 1 de diciembre de 2028. La tasa promedio de colocación de los títulos fue de 6.,68%. 16 - 05 - 2023 Placement of securities in international and/or national markets As of today, May 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 7 BSTDA 70223 , for a total amount of 4 , 660 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 7 . 25% . - Bond Series AA - 7 BSTDA 1122 , for a total amount of 1 , 00 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 64% . 17 - 05 - 2023 Placement of securities in international and/or national markets As of today, May 24, 2023, and with a settlement date of May 30, 2023, a yen bond was issued through our EMTN program for an amount of JPY 7,000,000,000, maturing on May 30, 2025 at a placement rate of 0.78%. 24 - 05 - 2023 Lease promise contract It is reported that in a regular meeting held on May 25 of this year, the Board of Directors of Banco Santander - Chile approved the following transaction with related parties: - A lease agreement, where Banco Santander - Chile promises to lease from Navegante Américo Vespucio SpA (related companies due to the property) the building where the Bank's future offices will be located. 26 - 05 - 2023

70 In relation to this operation, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenqiue Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and María Olivia Recart expressed the convenience for the Bank of said operation, adjusting the price, terms and conditions to those prevailing in the market, also in accordance with the favorable report of the Bank's Directors and Audit Committee . Placement of securities in international and/or national markets As of today, May 30 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 6 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 7% . 30 - 05 - 2023 Placement of securities in international and/or national markets As of today, June 8 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 3 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 35% . - Bond Series AA - 10 BSTD 100323 , for a total amount of 5 , 000 , 000 , 000 CLP, maturing on March 1 , 2026 . The average placement rate of the securities was 7 . 06% . 08 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 9 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 44 , 800 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 50% . 09 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 12 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 7 BSTDA 70223 , for a total amount of 7 , 650 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 80% . - Bond Series AA - 8 BSTDA 80323 , for a total amount of 13 , 000 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 63% . 12 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 13 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of 4 , 500 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 58% . 13 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of 3 , 000 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 58% . - Bond Series AA - 10 BSTD 100323 , for a total amount of 1 , 500 , 000 , 000 CLP, maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 85% . 14 - 06 - 2023 Placement of securities in international and/or national markets 15 - 06 - 2023

71 As of today, June 15, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 732019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 3 BSTDW31218, for a total amount of 600,.000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.96%. Placement of securities in international and/or national markets As of today, June 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 43% . 16 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 43% . 16 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 28 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 24% . - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 4 , 500 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 60% . 28 - 06 - 2023 Fine penalty report In accordance with the provisions of articles 9 and 10 of Law No . 18 , 045 , and the provisions of chapter 18 - 10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander - Chile hereby informs that it has taken cognizance of the sentence handed down by the Hon . Supreme Court, of June 28 , 2023 , issued in Case No . 137 . 680 - 2022 , which revoked the ruling issued by the Iltma . Court of Appeals of Santiago, of October 6 , 2022 , in contentious administrative case No . 42 - 2020 , and, instead, ordered to reject the claim of illegality by applying a reprimand and a fine for tax benefit of 800 (eight hundred) Units of Development, for not having reported suspicious transactions in a timely manner in accordance with the provisions of numeral 1 ) of Chapter I of UAF Circular No . 49 , of 2012 . Banco Santander - Chile complies with notifying this situation to the market, in compliance with the duties of information that assists . 30 - 06 - 2023 Subsequent events: Placement of securities in international and/or national markets As of today, July 4 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTD 100323 of the Serie AA - 10 , for a total amount of 4 , 000 , 000 , 000 CLP, maturing March 1 , 2026 . The average placement rate f the securities was 6 . 55% . 04 - 07 - 2023 Placement of securities in international and/or national markets 06 - 07 - 2023

72 As of today, July 6, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond Series AA - 10 BSTD100323, for a total amount of Ch$6,000,000,000, maturing on March 1, 2026. The average placement rate of the securities was 6.53%. - Bond Series AA - 8 BSTDA80323, for a total amount of Ch$6,000,000,000, maturing on September 1, 2027. The average placement rate of the securities was 6.36%. Placement of securities in international and/or national markets As of today, July 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 2 , 000 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 45% . 14 - 07 - 2023

Annex 2: Balance sheet

ASSETS	Jun-23	Dec-22	Jun-23/ Dec-22
	Ch$ Million		% Chg.
Cash and deposits in banks	2,342,891	1,982,942	18.2%
Cash items in process of collection	860,177	843,816	1.9%
Financial assets for trading at fair value through earnings	10,729,094	11,827,007	(9.3%)
Financial derivative contracts	*10,603,105*	*11,672,960*	*(9.2%)*
Financial debt instruments	*125,989*	*154,046*	*(18.2%)*
Financial assets at fair value through other comprehensive income	6,975,961	6,023,039	15.8%
Financial debt instruments	*6,853,341*	*5,880,733*	16.5%
Other financial instruments	*122,620*	*142,306*	(13.8%)
Financial derivative contracts for hedge accounting	391,908	477,762	(18.0%)
Financial assets at amortized cost	42,933,416	42,560,431	0.9%
Investments under resale agreements	-	-	--%
Financial debt instruments	4,784,584	4,867,591	(1.7%)
Interbank loans, net	*25,790*	*32,955*	(21.7%)
Loans and account receivables from customers-Commercial	*16,749,984*	*17,043,575*	(5.3%)
Loans and account receivables from customers-Mortgage	*16,273,207*	*15,662,418*	3.5%
Loans and account receivables from customers-Consumer	*5,099,851*	*4,993,892*	(3.5%)
Investments in associates and other companies	44,671	46,586	(4.1%)
Intangible assets	94,318	107,789	(12.5%)
Property, plant and equipment	184,618	189,364	(2.5%)
Assets with leasing rights	170,591	182,526	(6.5%)
Current taxes	41	315	(87.1%)
Deferred taxes	322,621	314,125	2.7%
Other assets	3,599,697	3,578,004	0.6%
Non-current assets and groups for sale	31,977	30,899	3.5%
TOTAL ASSETS	**68,681,981**	**68,164,604**	**0.8%**

LIABILITIES	Ch$ Million		% Chg.
Cash items in process of being cleared	844,382	746,872	13.1%
Financial liabilities for trading at fair value through earnings	10,099,239	11,319,320	(10.8%)
Financial derivative contracts	10,099,239	*11,319,320*	(10.8%)
Financial derivative contracts for hedge accounting	2,678,427	2,788,794	(4.0%)
Financial liabilities at amortized cost	45,880,068	43,704,024	5.0%
Deposits and other demand liabilities	13,272,010	*14,086,226*	(5.8%)
Time deposits and other time liabilities	14,892,389	*12,978,790*	14.7%
Obligations under repurchase agreements	406,419	*315,355*	28.9%
Interbank borrowings	9,417,953	*8,864,765*	6.2%
Issued debt instruments	7,636,954	*7,165,893*	6.6%
Other financial liabilities	254,342	*292,995*	(13.2%)
Obligations for leasing contracts	128,072	137,089	(6.6%)
Financial instruments of issued regulatory capital	2,324,619	2,324,116	0.0%
Provisions for contingencies	109,324	172,826	(36.7%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	83,471	247,508	(66.3%)
Special provisions for credit risk	330,714	331,519	(0.2%)
Current taxes	69,195	112,481	(38.5%)
Deferred taxes	1	1	(36.3%)
Other liabilities	1,846,587	2,041,682	(9.6%)
TOTAL LIABILITIES	**64,394,098**	**63,926,232**	**0.7%**
Capital	891,303	891,303	0.0%
Reserves	3,115,239	2,815,170	10.7%
Accumulated other comprehensive income	(56,041)	(167,147)	(66.5%)
Elements that will not be reclassified to earnings	625	597	4.7%
Elements that can be reclassified to earnings	(56,666)	(167,744)	(66.2%)
Retained earnings from prior years	38,618	28,339	36.3%
Income from the period	262,870	808,651	(67.5%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(83,471)	(247,508)	(66.3%)
Total Shareholders' Equity	4,168,518	4,128,808	1.0%
Non-controlling interest	119,365	109,564	8.9%
EQUITY	4,287,883	4,238,372	**1.2%**
TOTAL LIABILITIES AND EQUITY	68,681,981	68,164,604	**0.8%**

73

Annex 3: Income Statement YTD

	Jun-23	Jun-22	Jun-23/Jun-22
	Ch$ Million		% Chg.
Interest income	1,872,235	1,177,532	59.0%
Interest expense	(1,572,313)	(824,396)	90.7%
Net interest income	**299,922**	**353,136**	**(15.1%)**
Readjustment income	326,601	682,943	(52.2%)
Readjustment expense	(95,531)	(78,527)	21.7%
Net readjustment income	**231,070**	**604,416**	**(61.8%)**
Net income from interest and readjustment	**530,992**	**957,550**	**(44.5%)**
Fee and commission income	414,852	346,064	19.9%
Fee and commission expense	(148,996)	(154,095)	(3.3%)
Net fee and commission income	**265,856**	**191,969**	**38.5%**
Financial assets not for trading	127,094	(58,613)	(316.8%)
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(35,382)	16,113	(319.6%)
Changes, readjustments and hedge accounting in foreign currency	70,626	141,756	(50.2%)
Net financial result	**162,338**	**99,256**	**63.6%**
Income from investments in associates and other companies	4,197	4,393	(4.5%)
Results from non-current assets and non-continued operations	2,195	(1,953)	(212.4%)
Other operating income	2,123	1,241	71.1%
Total operating income	**967,703**	**1,252,458**	**(22.7%)**
Personnel expenses	(211,141)	(208,797)	1.1%
Administrative expenses	(149,385)	(144,102)	3.7%
Depreciation and amortization	(70,979)	(64,083)	10.8%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(7,463)	(57,534)	(87.0%)
Total operating expenses	**(438,969)**	**(474,516)**	**(7.5%)**
Operating results before credit losses	**528,734**	**777,942**	**(32.0%)**
Expense for provisions established for credit risk of loans at amortized cost	(277,209)	(202,695)	36.8%
Expense for special provisions for credit risk	65	(4,797)	(101.4%)
Recovery of written-off loans	46,618	45,246	3.0%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(1,061)	(356)	197.9%
Credit loss expenses	**(231,587)**	**(162,602)**	**42.4%**
Net income from ordinary activities before tax	**297,146**	**615,340**	**(51.7%)**
Income tax	(24,524)	(86,146)	(71.5%)
Consolidated income for the period	**272,622**	**529,194**	**(48.5%)**
Income attributable to shareholders	**262,870**	**521,257**	**(49.6%)**
Income attributable to non-controlling interest	9,752	7,937	22.9%

Annex 4: Quarterly results

	2Q23	1Q23	2Q22	2Q23/2Q22	2Q23/1Q23
		Ch$ Million		% Chg.	
Interest income	948,735	923,500	662,085	43.3%	2.7%
Interest expense	(824,157)	(748,155)	(530,757)	55.3%	10.2%

74

Net interest income	**124,578**	**175,345**	**131,328**	**(5.1%)**	**(29.0%)**
Readjustment income	178,137	148,464	447,648	(60.2%)	20.0%
Readjustment expense	(48,603)	(46,928)	(48,891)	(0.6%)	3.6%
Net readjustment income	**129,534**	**101,537**	**398,758**	**(67.5%)**	**27.6%**
Net income from interest and readjustment	**254,111**	**276,881**	**530,086**	**(52.1%)**	**(8.2%)**
Fee and commission income	205,676	209,176	173,935	18.2%	(1.7%)
Fee and commission expense	(69,755)	(79,241)	(79,112)	(11.8%)	(12.0%)
Net fee and commission income	**135,921**	**129,935**	**94,823**	**43.3%**	**4.6%**
Financial assets not for trading	(6,147)	133,242	(76,319)	(91.9%)	(104.6%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	1,179	(36,561)	2,021	(41.7%)	(103.2%)
Changes, readjustments and hedge accounting in foreign currency	89,935	(19,309)	116,696	(22.9%)	(565.8%)
Net financial result	**84,967**	**77,371**	**42,398**	**100.4%**	**9.8%**
Income from investments in associates and other companies	2,655	1,542	3,033	(12.5%)	72.2%
Results from non-current assets and non-continued operations	(734)	2,929	(1,053)	(30.3%)	(125.1%)
Other operating income	1,579	544	1,020	54.8%	190.5%
Total operating income	**478,500**	**489,203**	**670,308**	**(28.6%)**	**(2.2%)**
Personnel expenses	(113,927)	(97,214)	(111,251)	2.4%	17.2%
Administrative expenses	(72,088)	(77,297)	(73,059)	(1.3%)	(6.7%)
Depreciation and amortization	(34,932)	(36,047)	(32,469)	7.6%	(3.1%)
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(695)	(6,769)	(37,848)	(98.2%)	(89.7%)
Total operating expenses	**(221,642)**	**(217,327)**	**(254,627)**	**(13.0%)**	**2.0%**
Operating results before credit losses	**256,858**	**271,876**	**415,681**	**(38.2%)**	**(5.5%)**
Expense for provisions established for credit risk of loans at amortized cost	(145,170)	(132,039)	(116,081)	25.1%	9.9%
Expense for special provisions for credit risk	1,419	(1,354)	(1,879)	(175.5%)	(204.8%)
Recovery of written-off loans	26,305	20,314	27,146	(3.1%)	29.5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	108	(1,169)	(341)	**(131.7%)**	**(109.2%)**
Credit loss expenses	**(117,339)**	**(114,249)**	**(91,155)**	**28.7%**	**2.7%**
Net income from ordinary activities before tax	**139,520**	**157,627**	**324,524**	**(57.0%)**	**(11.5%)**
Income tax	(6,686)	(17,838)	(35,036)	**(80.9%)**	**(62.5%)**
Consolidated income for the period	**132,834**	**139,789**	**289,488**	**(54.1%)**	**(5.0%)**
Income attributable to shareholders	**127,187**	**135,683**	**285,514**	**(55.5%)**	**(6.3%)**
Income attributable to non-controlling interest	**5,647**	**4,106**	**3,974**	**42.1%**	**37.5%**

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	**2Q22**	**3Q22**	**4Q22**	**1Q23**	**2Q23**
Loans					
Consumer loans	5,100,573	5,044,757	5,282,812	5,340,598	5,411,859
Residential mortgage loans	14,723,306	15,270,088	15,729,010	16,029,868	16,407,126

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Commercial loans	18,408,272	18,609,122	17,826,895	17,714,571	17,517,499
Interbank loans	12	55	32,991	32,873	25,799
Total loans (including interbank and FVOCI)	**38,232,162**	**38,924,022**	**38,871,708**	**39,117,909**	**39,362,284**
Allowance for loan losses	(1,016,473)	(1,014,351)	(1,036,561)	(1,051,463)	(1,090,832)
Total loans, net of allowances	**37,215,690**	**37,909,671**	**37,835,147**	**38,066,446**	**38,271,452**
Deposits					
Demand deposits	15,725,629	14,512,729	14,086,226	13,806,513	13,272,010
Time deposits	11,893,299	13,776,219	12,978,790	14,265,830	14,892,389
Total deposits	**27,618,928**	**28,288,948**	**27,065,015**	**28,072,343**	**28,164,399**
Mutual funds (Off balance sheet)	8,012,866	8,362,061	8,162,924	8,522,116	8,946,382
Total customer funds	**35,631,794**	**36,651,009**	**35,227,939**	**36,594,459**	**37,110,781**
Loans / Deposits[1]	**101.0%**	**101.2%**	**104.7%**	**101.0%**	**100.5%**
Average balances					
Avg. interest earning assets	47,228,915	48,869,125	49,690,494	49,616,961	50,646,978
Avg. Loans	37,547,772	38,388,577	39,055,060	38,940,179	39,199,343
Avg. assets	65,505,470	71,982,431	71,541,662	68,951,373	69,154,233
Avg. demand deposits	16,629,112	14,935,651	14,383,079	14,012,059	13,789,558
Avg equity	3,606,745	3,635,859	4,013,043	4,074,672	4,052,283
Avg. free funds (demand plus equity)	20,235,856	18,571,510	18,396,122	18,086,732	17,841,841
Capitalization					
Risk weighted assets	38,370,970	39,153,192	38,026,916	38,386,948	38,781,025
Core capital (CET1)	3,690,712	3,969,002	4,212,916	4,015,590	4,247,994
AT1	1,023,706	1,064,596	779,997	744,073	750,899
Tier I	4,714,419	5,033,598	4,992,913	4,759,663	4,998,893
Tier II	1,499,637	1,546,571	1,766,133	1,767,221	1,793,465
Regulatory capital	6,214,056	6,580,169	6,759,047	6,526,885	6,792,358
Core Capital ratio	**9.6%**	**10.1%**	**11.1%**	**10.5%**	**11.0%**
Tier I ratio	**12.3%**	**12.9%**	**13.1%**	**12.4%**	**12.9%**
Tier II ratio	**3.9%**	**4.0%**	**4.6%**	**4.6%**	**4.6%**
BIS ratio	**16.2%**	**16.8%**	**17.8%**	**17.0%**	**17.5%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.5%**	**3.0%**	**2.2%**	**2.2%**	**2.0%**
Efficiency ratio[3]	38.0%	46.2%	52.4%	44.4%	46.3%
Costs / assets[4]	1.6%	1.4%	1.3%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	35.2%	30.6%	28.9%	28.2%	27.2%
Return on avg. Equity	**31.7%**	**20.4%**	**10.1%**	**13.3%**	**12.6%**
Return on avg. Assets	1.7%	1.0%	0.6%	0.8%	0.7%
Return on RWA	2.9%	2.2%	1.3%	1.2%	1.5%

Ch$ Million	**2Q22**	**3Q22**	**4Q22**	**1Q23**	**2Q23**
Asset quality					
Impaired loans[5]	**1,783,876**	**1,728,314**	**1,847,333**	**1,993,935**	**2,108,005**
Non-performing loans (NPLs) [6]	**559,508**	**655,007**	**717,411**	**724,936**	**838,759**
Past due loans[7]	274,705	282,369	300,101	327,818	375,165
Loan loss reserves	(1,016,473)	(1,014,351)	(1,036,561)	(1,051,463)	(1,090,832)
Impaired loans / total loans	4.7%	4.4%	4.8%	5.1%	5.4%

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NPLs / total loans	1.5%	1.7%	1.8%	1.9%	2.1%
PDL / total loans	0.7%	0.7%	0.8%	0.8%	1.0%
Coverage of NPLs (Loan loss allowance / NPLs)	181.7%	154.9%	144.5%	145.0%	130.1%
Coverage of PDLs (Loan loss allowance / PDLs)	370.0%	359.2%	345.4%	320.7%	290.8%
Risk index (Loan loss allowances / Loans)[8]	2.7%	2.6%	2.7%	2.7%	2.8%
Cost of credit (prov expense annualized / avg. loans)	1.0%	0.9%	1.2%	1.2%	1.2%
Clients and service channels (#)					
Total clients	4,028,551	4,024,633	3,910,094	3,720,147	3,737,056
Digital clients	1,964,191	1,994,206	1,981,540	2,001,980	1,979,248
Branches	310	306	286	278	260
ATMs (includes depositary ATMs)	1,469	1,483	1,647	1,864	1,924
Employees	9,541	9,417	9,389	9,477	9,162
Market information (period-end)					
Net income per share (Ch$)	**1.52**	**0.98**	**0.54**	**0.72**	**0.67**
Net income per ADR (US$)	**0.66**	**0.41**	**0.25**	**0.36**	**0.34**
Stock price	37.05	33.82	33.95	35.25	37.94
ADR price	16.29	14.01	15.84	17.83	18.85
Market capitalization (USCh$ million)	7,750.00	6,788.77	7,462.00	8,400.00	8,895.00
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	4.3%	3.5%	2.5%	1.3%	1.4%
Central Bank monetary policy reference rate (nominal)	9.0%	10.8%	11.3%	11.3%	11.3%
Observed Exchange rate (Ch$/US$) (period-end)	922.12	969.28	849.59	794.35	800.94

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

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